Exhibit 2.1
Execution Copy
AGREEMENT AND PLAN OF MERGER
among
AGL Resources Inc.,
Apollo Acquisition Corp.,
Ottawa Acquisition LLC
and
Nicor Inc.
Dated as of December 6, 2010

Execution Copy

ii

iii

Execution Copy
AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated as of December 6, 2010 (this “Agreement”), by and among AGL Resources Inc., a Georgia corporation (“Parent”), Apollo Acquisition Corp., an Illinois corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Ottawa Acquisition LLC, an Illinois limited liability company and a wholly-owned subsidiary of Parent (“Merger LLC”), and Nicor Inc., an Illinois corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.
RECITALS
     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Illinois Business Corporation Act of 1983 (the “IBCA”);
     WHEREAS, immediately following the Merger, the surviving corporation in the Merger shall merge with and into Merger LLC (the “Subsequent Merger”) in accordance with Section 1.3, upon the terms and subject to the conditions of this Agreement and in accordance with the Illinois Limited Liability Company Act (the “LLC Act”);
     WHEREAS, the Parties intend that the Merger be mutually interdependent with and a condition precedent to the Subsequent Merger and that the Subsequent Merger shall, through the binding commitment evidenced by Section 1.3(a), be effectuated immediately following the Effective Time (as defined below), upon the terms and subject to the conditions of this Agreement and in accordance with the LLC Act, without further approval, authorization or direction from or by any of the Parties hereto;
     WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its shareholders, and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;
     WHEREAS, the Boards of Directors of Parent (the “Parent Board”) and Merger Sub and the sole member of Merger LLC have, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger and the Subsequent Merger, are fair to and in the best interests of Parent and Merger Sub and their respective shareholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Subsequent Merger and (iii) in the case of the Parent Board, recommended that Parent’s shareholders adopt the Charter Amendment;

     WHEREAS, it is intended that the Merger and the Subsequent Merger, considered together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement will be, and hereby is, adopted as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a); and
     WHEREAS, Parent, Merger Sub, Merger LLC and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
AGREEMENT
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the Parties to this Agreement agree as follows:
ARTICLE 1
THE MERGER
          1.1 The Merger.
               (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the IBCA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). At the Effective Time, the effects of the Merger shall be as provided in this Agreement and the applicable provisions of the IBCA. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
               (b) At the Effective Time, the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or herein or by applicable Law. In addition, at the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
               (c) The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.
               (d) After the Effective Time, if the Surviving Corporation shall determine or shall be advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.
          1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 9:00 a.m., Chicago, Illinois time, on the date that is the later of (i) the third Business Day after satisfaction or waiver of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) and (ii) the final day of the Marketing Period or such earlier date as may be specified by Parent on no less than three Business Days’ prior notice to the Company (such date on which the Closing occurs, the “Closing Date”), at the offices of Latham & Watkins LLP, 233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606, unless another time, date or place is agreed to in writing by the Parties hereto. On the Closing Date, or on such other date as Parent and the Company may agree to in writing, (i) Parent, Merger Sub and the Company shall cause appropriate articles of merger or other appropriate documents (the “Articles of Merger”) to be executed and filed with the Secretary of State of the State of Illinois in accordance with the relevant provisions of the IBCA and shall make all other filings or recordings required under the IBCA and (ii) Parent shall file the Charter Amendment with the Secretary of State of Georgia. The Merger shall become effective at the time the Articles of Merger shall have been duly filed with the Secretary of State of the State of Illinois or such other date and time as is agreed upon by the Parties and specified in the Articles of Merger, such date and time hereinafter referred to as the “Effective Time”.

          1.3 Subsequent Merger.
               (a) Immediately after the Effective Time, the Surviving Corporation shall merge with and into Merger LLC, the separate corporate existence of the Surviving Corporation shall thereupon cease, Merger LLC shall continue as the surviving entity (the “Surviving Company”) and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Company. The effects of the Subsequent Merger shall be as provided in this Agreement and the applicable provisions of the LLC Act. Immediately following the completion of the Subsequent Merger, the Articles of Organization and Operating Agreement of the Surviving Company shall be as mutually agreed by Parent and the Company prior to filing the Joint Proxy Statement with the SEC.
               (b) The Merger and Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, are intended to be treated for U.S. federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Common Stock converted in such merger into the right to receive the consideration provided for hereunder. This Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).
               (c) Each of the Parties hereto shall, and shall cause its affiliates to, treat the Merger and Subsequent Merger for all Tax purposes consistent with Section 1.3(b) unless required to do otherwise by applicable Law.
ARTICLE 2
EFFECT OF THE MERGER ON CAPITAL STOCK
          2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:
               (a) Conversion of Common Stock. Subject to Section 2.2, each share of common stock, par value $2.50 per share, of the Company (a “Share” or collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.1(c) and other than Dissenting Shares, shall be converted into the right to receive (i) $21.20 in cash, without interest (the “Cash Consideration”), and (ii) 0.8382 (the “Exchange Ratio”) of a share of validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).
               (b) Effect on Common Stock. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Shares to be cancelled in accordance with Section 2.1(c) and other than Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration and any other amounts as provided in Section 2.2, in each case without interest, subject to compliance with the procedures for surrender of such Shares as set forth in Section 2.2.
               (c) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary and all Shares owned of record by Parent, Merger Sub or any of their respective wholly-owned Subsidiaries shall be cancelled immediately prior to the Effective Time and shall cease to exist, with no payment being made with respect thereto.
               (d) Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
               (e) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock or the securities convertible into or exercisable for shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event.
               (f) Total Stock Consideration Adjustment. Notwithstanding anything contained herein to the contrary, if the Total Stock Consideration is less than 40% of the aggregate Base Merger Consideration, then the Exchange Ratio shall be increased (with a corresponding reduction in the Cash Consideration) to the extent necessary so that the Total Stock Consideration is equal to 40% of the aggregate Base Merger Consideration (the “Adjustment”). The Adjustment made pursuant to this Section 2.1(f) shall be made as follows: for each 0.0001 increase to the Exchange Ratio, there will be a corresponding decrease to the Cash Consideration in the amount of the product of 0.0001 multiplied by the Parent Signing Share Price.
          2.2 Payment for Securities; Surrender of Certificates.
               (a) Exchange Agent. Prior to the Effective Time, Parent shall deposit with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Shares, for exchange in accordance with this Article 2, certificates representing the full number of shares of Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock. Prior to the Effective

Time, Parent shall provide or shall cause to be provided to the Exchange Agent in immediately available funds all of the cash necessary to pay the cash portion of the Merger Consideration, and shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.2(e). The cash component of the Exchange Fund shall be invested by the Exchange Agent, as directed by Parent, in short-term obligations of the United States of America with maturities of no more than 30 days, pending payment thereof by the Exchange Agent to the holders of Shares pursuant to this Article 2. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.
               (b) Procedures for Surrender. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or non-certificated Shares represented by book-entry (“Book-Entry Shares”), in each case whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Parent may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration issuable and payable in respect thereof, and any dividends or other distributions to which such holders are entitled pursuant to Section 2.2(c). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the amount of cash and the number of whole shares of Parent Common Stock (which shall be in non-certificated book-entry form unless a physical certificate is requested) into which each Share formerly represented by such Certificates and each Book-Entry Share was converted pursuant to Section 2.1(a) and cash in lieu of fractional shares of Parent Common Stock as set forth in Section 2.2(e), including any dividends or other distributions to which such holders are entitled pursuant to Section 2.2(c) and the Certificates so surrendered shall forthwith be cancelled. Until such time as the Merger Consideration is issued to or at the direction of the holder of a surrendered Certificate or Book-Entry Shares, such Parent Common Stock shall not be voted on any matter. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and Merger Consideration may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered or shall establish to the satisfaction of Parent that such Taxes either have been paid or are not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Subject to the last sentence of Section 2.2(c), until surrendered as contemplated by this Section 2.2, each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration into which the Shares theretofore represented by such Certificate or Book-Entry Share having been converted pursuant to Section 2.1(a). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate or Book-Entry Share.
               (c) Dividends. No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Common Stock or any Book-Entry Share with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) until the surrender of such Certificate or Book-Entry Share in accordance with this Article 2. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.
               (d) Transfer Books; No Further Ownership Rights in Shares. As of the close of business on the date of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration issued (and paid) in accordance with the terms of this Article 2 upon conversion of any Shares shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.2(c)). From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

               (e) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Shares pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 2.2(e), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Shares who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.1(a) (or would be entitled but for this Section 2.2(e)) and (B) an amount equal to the average of the closing sale prices of the Parent Common Stock on the NYSE as reported in the Wall Street Journal for each of the twenty consecutive trading days ending with the fifth complete trading day prior to the Closing Date (not counting the Closing Date). As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Shares in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Shares entitled to receive such cash.
               (f) Termination of Fund; Abandoned Property; No Liability. At any time following nine months after the Effective Time, the Surviving Company shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) not disbursed to holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and compliance with the procedures set forth in Section 2.2(b), and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(c), in each case, without interest. Notwithstanding the foregoing, neither the Surviving Company nor the Exchange Agent shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
               (g) Withholding Rights. Parent, Merger Sub, the Surviving Corporation, the Surviving Company and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options, Restricted Stock or RSUs, as applicable, such amounts that Parent, Merger Sub, the Surviving Corporation, the Surviving Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation, the Surviving Company or the Exchange Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options, Restricted Stock, or RSUs, as applicable, in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation, the Surviving Company or the Exchange Agent.

               (h) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration and any unpaid dividends or other distributions payable or deliverable in respect thereof pursuant to this Agreement; provided, however, that Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation, the Surviving Company or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.
          2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies with, Sections 5/11.65 and 5/11.70 of the IBCA (such Shares, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(a), and shall instead represent the right to receive payment of the consideration due to the holder of Dissenting Shares, to the extent available, in accordance with Section 5/11.70 of the IBCA. Upon consummation of the Merger, the Dissenting Shares shall cease to be issued and outstanding and the holders thereof shall be entitled to receive such consideration as will be determined under Section 5/11.70 of the IBCA. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 5/11.65 of the IBCA or other applicable Law, then such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 2.1(a) and any unpaid dividends or other distributions payable or deliverable in respect thereof pursuant to Section 2.2(c), in each case without interest. The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or compromise, any such demands, or agree to do any of the foregoing.
          2.4 Treatment of Company Options, Restricted Stock, Restricted Stock Units, Stock Plans.
               (a) Treatment of Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each outstanding option to purchase Shares (the “Company Options”), under the Nicor Inc. 1989 Long-Term Incentive Plan, as amended, the Nicor Inc. 1997 Long-Term Incentive Plan, as amended, the 2006 Long Term Incentive Plan, as amended, or any other Company Benefit Plan providing for the issuance of such options (collectively, the “Company Equity Plans”), shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of Shares previously subject to such Company Option and (ii) the excess, if any, of the Cash-Out Amount over the exercise price per Share previously subject to such Company Option (such amounts payable hereunder, the “Option Payments”), subject to any withholding of Taxes required by applicable Law to be withheld in accordance with Section 2.2(g). From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment.
               (b) Treatment of Restricted Stock. Immediately prior to the Effective Time, each unvested Share subject to forfeiture restrictions, repurchase rights or other restrictions under the Company Equity Plans (“Restricted Stock”) shall vest in full, and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Restricted Stock shall lapse and the Restricted Stock shall be converted into the right to receive the Merger Consideration, without interest, as provided in Section 2.1(a), subject to any withholding of Taxes required by applicable Law to be withheld in accordance with Section 2.2(g).
               (c) Restricted Stock Units. Immediately prior to the Effective Time, each contractual right to receive a Share at a future date granted pursuant to the Company Equity Plans, the Nicor Inc. Stock Deferral Plan, any other plan, agreement or arrangement of the Company or any Company Subsidiary (“RSU”) that is outstanding immediately prior to the Effective Time, whether or not then vested, shall be cancelled and in exchange therefor, each former holder of any such cancelled RSU shall be entitled to receive, in consideration of the cancellation of such RSU and in settlement therefor, an amount in cash equal to the Cash-Out Amount multiplied by the number of Shares subject to such RSU as of immediately prior to the Effective Time, with such cash payable under the terms of the RSU, subject to any withholding of Taxes required by applicable Law to be withheld in accordance with Section 2.2(g).
               (d) Termination of Company Equity Plans. After the Effective Time, all Company Equity Plans shall be terminated and no further Company Options, Restricted Stock, RSUs or other rights with respect to Shares shall be granted thereunder.
               (e) Parent Funding. At the Effective Time, Parent shall make a cash contribution to the Surviving Company in immediately available funds to permit the Surviving Company to make the payments required under this Section 2.4.
          2.5 Treatment of Employee Stock Purchase Plan. The current offerings in progress as of the date hereof under the Nicor Employee Stock Purchase Plan (the “ESPP”) shall continue, and shares of Company Common Stock shall be issued to participants thereunder on the next currently scheduled purchase dates occurring after the date hereof as provided under, and subject to the terms and conditions of, the ESPP. In accordance with the terms of the ESPP, any offering in progress as of the Effective Time shall be shortened, and the Business Day immediately preceding the Effective Time shall be the price date and purchase date for the ESPP (the “New Price Date”). Each then outstanding option under the ESPP shall be deemed exercised automatically on such New Price Date. Notwithstanding any restrictions on transfer of stock in the ESPP, the treatment in the Merger of any Shares under this provision shall be in accordance with Section 2.1(a). The Company shall terminate the ESPP as of or prior to the Effective Time.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in, or qualified by any matter set forth in, the Company SEC Documents (excluding any disclosures contained under the heading “Risk Factors” or in any section relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) or the disclosure letter delivered by the Company to Parent, Merger Sub and Merger LLC prior to the execution of this Agreement, including the documents attached to or delivered together with such disclosure letter (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representations, warranties or covenants is reasonably apparent), the Company hereby represents and warrants to Parent, Merger Sub and Merger LLC as follows:
          3.1 Organization and Qualification; Subsidiaries.
               (a) The Company and each Company Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification or license, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
               (b) The Company has made available to Parent, prior to the date hereof, true and complete copies of (i) the Amended and Restated Articles of Incorporation, as amended, of the Company (the “Company Charter”), (ii) the Amended and Restated By-laws, of the Company (the “Company Bylaws”), and (iii) the articles of incorporation, or equivalent organizational document, of each Company Subsidiary, each as in effect as of the date hereof.
               (c) Section 3.1 of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company (each a “Company Subsidiary”), together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary and the jurisdictions in which each Significant Company Subsidiary is authorized to conduct business.

          3.2 Capitalization.
               (a) The authorized capital stock of the Company consists of (i) 160,000,000 shares of common stock, par value $2.50 per share (the “Company Common Stock”), of which, as of the close of business on November 30, 2010, there were 45,540,272 shares issued and outstanding, (ii) 1,600,000 shares of preferred stock, par value $50.00 per share (the “Company Preferred Stock”), of which, as of the close of business on November 30, 2010, there were 393 shares issued and outstanding and (iii) 20,000,000 shares of preference stock, no par value per share (the “Company Preference Stock”), of which there are no shares issued and outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.
               (b) As of the close of business on November 30, 2010, the Company has no shares of Company Common Stock, Company Preferred Stock or Company Preference Stock reserved for or otherwise subject to issuance, except for (i) 626,526 shares of Company Common Stock reserved for issuance pursuant to the Company Equity Plans for outstanding Company Options and RSUs, (ii) 1,571,416 shares of Company Common Stock reserved for future issuance pursuant to the Company Equity Plans, (iii) 7,003 shares of Company Common Stock subject to outstanding rights under the ESPP, (iv) 438,112 shares of Company Common Stock reserved for future issuance pursuant to the terms of the Company’s Amended and Restated Automatic Dividend Reinvestment Plan and Stock Purchase Plan, and (v) 1,258 shares of Company Common Stock reserved for future issuance upon the conversion of the Company’s outstanding 5% Convertible Preferred Stock, par value $50 per share.
               (c) Except for Company Options and RSUs disclosed in Section 3.2(b) above (which includes Company Options and RSUs that may be issued or granted pursuant to Section 5.1(a)(ii)), and share units under the Nicor Inc. Directors’ Deferred Compensation Plan (which share units are not convertible into, exercisable for or exchangeable for Equity Interests of the Company or any Company Subsidiary), there are no (i) options, warrants or other rights relating to any Equity Interests of the Company or any Company Subsidiary or (ii) agreements or arrangements obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. Since the close of business on November 30, 2010 through the date hereof, the Company has not issued any shares of Company Common Stock or other Equity Interests (other than under the ESPP).
               (d) There are no bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of common stock of the Company or of any Company Subsidiary may vote.
               (e) Except with respect to the Company Options, Restricted Stock, and RSUs and the related award agreements, there are no outstanding obligations of the Company (i) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (ii) requiring the registration for sale of or (iii)

granting any preemptive or antidilutive rights with respect to, any Equity Interests in the Company or any Company Subsidiary.
               (f) The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person, or has any obligation to acquire any such Equity Interest, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. There are no outstanding obligations to which the Company or any Company Subsidiary is a party (i) restricting the transfer of or (ii) limiting the exercise of voting rights with respect to any Equity Interests in any Company Subsidiary.
          3.3 Authority.
               (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to receipt of the Company Shareholder Approval and any regulatory approvals referenced in Sections 3.5(d), 3.5(e) and 3.5(f). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on the part of the Company, and no shareholder votes are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the Merger, the Company Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, Merger Sub and Merger LLC, constitutes the legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.
               (b) Assuming the representations set forth in Section 4.17 are true and correct, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger or any other transaction contemplated by this Agreement.
               (c) The affirmative vote of the holders of shares representing a majority of the voting power of the outstanding shares of the Company Common Stock entitled to vote at the Company Shareholder Meeting is the only vote required of the holders of any class or series of capital stock or other Equity Interests of the Company to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (the “Company Shareholder Approval”).
          3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Company Shareholder Approval, conflict with or violate any provision of the Company Charter or Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound or any Company Permit, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens which, individually or in the aggregate, has not had and would not (i) reasonably be expected to have a Company Material Adverse Effect or (ii) prevent or materially delay the consummation of the transactions contemplated by this Agreement.
          3.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by the Company, or the consummation by the Company of the Merger, Subsequent Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, declaration, authorization or permit of, or filing or registration with or notification to, or any other action by or in respect of, any Governmental Entity, other than (a) the filing and recordation of the Articles of Merger as required by the IBCA, (b) the Company Shareholder Approval, (c) compliance with any applicable requirements of the HSR Act, (d) compliance with any applicable requirements of the Illinois Public Utilities Act, the Illinois Gas Storage Act, the Illinois Gas Pipeline Safety Act and the Illinois Gas Transmission Facilities Act, in each case as amended (the “Illinois Statutes”) including notice to and, if necessary, approval of, the Illinois Commerce Commission (the “ICC”), (e) the approval of the California Public Utilities Commission (the “CPUC”) of a change in control over Central Valley Gas Storage, LLC, (f) approval of the Federal Communications Commission (“FCC”) for the transfer of control over the FCC licenses of Northern Illinois Gas Company (“Nicor Gas”), a wholly owned subsidiary of the Company, under Section 310(d) of the Communications Act of 1934, 47 U.S.C. § 310(d) (the approvals in subsections (d), (e) and (f) being referred to herein as the “Company Required Governmental Approvals”), (g) compliance with the applicable requirements of the Exchange Act or the Securities Act, including filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, (h) compliance with any applicable foreign securities Laws or Blue Sky Laws, (i) filings required under the rules and regulations of the NYSE, and (j) such consents, approvals, declarations, authorizations, permits, filings, registrations, notifications or actions which, if not obtained or made, would not (A) reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent or materially delay the consummation of the transactions contemplated by this Agreement.
          3.6 Permits; Compliance with Laws.
               (a) The Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, franchises, grants, consents, qualifications, permissions, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), except where the failure to have, or the suspension or cancellation of, or the failure to be in full force and effect of, any Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All Company Permits are valid and in full force and effect, except where the failure to be in full force and effect would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is in compliance in all respects with the terms and requirements of such Company Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
               (b) Neither the Company nor any Company Subsidiary is in conflict with, default under or violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, nor has any Governmental Entity indicated to the Company an intention to conduct any such investigation, except for such investigations, the outcomes of which if determined adversely to the Company or any Company Subsidiary, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
          3.7 SEC Filings; Financial Statements.
               (a) Since January 1, 2008, each of the Company and Nicor Gas has filed with, or otherwise furnished to, as applicable, all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and other documents required to be filed with or furnished by it to the SEC pursuant to the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with or furnished by the Company to the SEC, together with any supplements, modifications and amendments thereto since the time of filing through the date hereof, collectively, the “Company SEC Documents” and such documents and any other documents filed by Nicor Gas with or furnished by Nicor Gas to the SEC, together with any supplements, modifications and amendments thereto since the time of filing, collectively, the “Nicor Gas SEC Documents”). As of their respective filing dates and, if supplemented, modified or amended since the time of filing, as of the date of such supplement, modification or amendment, the Company SEC Documents and Nicor Gas SEC Documents (i) did not, at the time each such document was filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the Sarbanes-Oxley Act. Except for Nicor Gas, none of the Company Subsidiaries is currently required to file any forms or reports with the SEC. As of the date hereof, each of the Company and Nicor Gas satisfies the requirements set forth in General Instruction I.A., Item 3 of Form S-3 under the Securities Act.
               (b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries (including, in each case, any related notes and schedules thereto) included in the Company SEC Documents (collectively, the “Company Financial Statements”), (i) complied as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein (except, in the case of interim financial statements, for normal and recurring year-end adjustments as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act).
          3.8 Internal Controls. The Company has established and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2009, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls prior to the date hereof, the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.
          3.9 No Undisclosed Liabilities. Except for those liabilities and obligations (a) reserved against or provided for in the Company Financial Statements, (b) incurred since September 30, 2010 in the ordinary course of business consistent with past practice, (c) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Merger and Subsequent Merger or (d) that otherwise have not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is, as of the date of this Agreement, subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed, contingent or otherwise, that would be required to be recorded or reflected on a balance sheet in accordance with GAAP as of the date hereof.
          3.10 Absence of Certain Changes or Events.
               (a) Since December 31, 2009, through the date of this Agreement, there has not been any Company Material Adverse Effect or any change(s), event(s), or development(s) which have had or would reasonably be expected to have, individually or in the aggregate with all other such change(s), event(s) or development(s), a Company Material Adverse Effect.
               (b) Since September 30, 2010, through the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of any of clauses (i)-(xx) of Section 5.1(a).
          3.11 Information Supplied. The information supplied or to be supplied by or on behalf of the Company in writing expressly for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance (together with any amendment or supplements thereto, the “Form S-4”) will not, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will not, at the date mailed to the Company’s shareholders or Parent’s shareholders or at the time of the Company Shareholder Meeting or the Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub or Merger LLC in writing expressly for inclusion (including by incorporation by reference) in the Joint Proxy Statement.
          3.12 Employee Benefit Plans.
               (a) List of Plans. The Company Disclosure Letter sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and any other material plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant, which are maintained, sponsored or contributed to by the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has any material obligation or liability, including all incentive, bonus, deferred compensation, cafeteria, medical, disability, stock purchase or equity based compensation plans, policies or programs (each a “Company Benefit Plan”).
               (b) General Compliance. Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. With respect to the Company Benefit Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other Law applicable to such Company Benefit Plans.
               (c) Tax Qualification of Plans. (i) Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan, (ii) to the knowledge of the Company, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in material liability to the Company, and (iii) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).
               (d) Retiree Welfare Benefits. No Company Benefit Plan provides health or other welfare benefits after retirement or other termination of employment (other than (i) continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Law or (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee)).
               (e) Single Employer Plans. Section 3.12(e) of the Company Disclosure Letter lists each Company Benefit Plan that is a single-employer pension plan subject to Title IV of ERISA. Neither the Company nor any Company Subsidiary has any material liability under Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any Company Subsidiary of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. With respect to each Company Benefit Plan that is subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code (other than a Multiemployer Plan), (i) no reportable event (within the meaning of Section 4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations) has occurred or is expected to occur, (ii) the Company and each Company Subsidiary has made when due any installments required under Section 412 of the Code and Section 302 of ERISA, (iii) neither the Company nor any ERISA Affiliate is required to provide security under Section 436(f) of the Code, (iv) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the Pension Benefit Guaranty Corporation (“PBGC”), (v) no filing has been made by the Company or any Company Subsidiary with the PBGC and no proceeding has been commenced by the PBGC to terminate any Company Benefit Plan and no condition exists which could constitute grounds for the termination of any such Company Benefit Plan by the PBGC and (vi) no liability has been incurred under Section 4062(e) of ERISA.
               (f) Multiemployer Plans. Section 3.12(f) of the Company Disclosure Letter lists each Company Benefit Plan that is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”). With respect to each Company Benefit Plan that is a Multiemployer Plan, (i) neither the Company nor any ERISA Affiliate has incurred any withdrawal liability under Section 4201 of ERISA nor does the Company or any Company Subsidiary expect to withdraw in a “complete withdrawal” or “partial withdrawal” within the meaning of Section 4203 and 4205 of ERISA, (ii) all contributions required to be made to any such Company Benefit Plan have been timely made, and (iii) to the knowledge of the Company, no such Multiemployer Plan has been terminated, has been in or is about to be in reorganization under or is in “critical” or “endangered” status under Section 432 of the Code or Section 305 of ERISA so as to result directly or indirectly in any increase in contributions under Section 4243 of ERISA or in liability contingent or otherwise to the Company or any ERISA Affiliate.
               (g) Change in Control. No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement, including the Merger, by any employee, officer or director of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Company Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
          3.13 Labor and Other Employment Matters.
               (a) The Company and each Company Subsidiary is in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. The Company Disclosure Letter lists each collective bargaining agreement covering the terms of employment of any employee of the Company or any Company Subsidiary. There is no (i) ongoing, and to the knowledge of the Company, pending or threatened work stoppage, slowdown or labor strike against the Company or any Company Subsidiary (and no work stoppages, slowdowns or other labor strikes occurred in the last five years); (ii) unfair labor practice or other labor-related charge pending or, to the knowledge of the Company, threatened by or on behalf of any employees of the Company or any Company Subsidiary, in each case that is material; or (iii) written communication received by the Company or any Company Subsidiary of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of or affecting the Company or any Company Subsidiary and, to the knowledge of the Company, no such investigation is in progress.
               (b) The Company Disclosure Letter sets forth a true and complete list of each material (i) severance or employment agreements with directors, officers, employees, or consultants of the Company or any Company Subsidiary, (ii) severance programs of the Company or any Company Subsidiary with or relating to its employees, or (iii) plans, programs or other agreements of the Company or any Company Subsidiary with or relating to its directors, officers, employees or consultants which contain change in control provisions.
          3.14 Contracts.
               (a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed, and no such Contract has been amended or modified, except for such amendments or modifications which have been filed as an exhibit to a subsequently dated and filed Company SEC Document. All such filed Contracts (excluding any redacted portions thereof) shall be deemed to have been made available to Parent.
               (b) Other than the Contracts referenced in Section 3.14(a) that were filed in unredacted form, Section 3.14(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Contract to which the Company or any Company Subsidiary is a party and which constitutes: (i) an agreement that limits in any material respect the freedom of the Company or any Company Subsidiary to compete in any line of business or sell, supply or distribute any product or service in any market or geographic area, (ii) a joint venture, partnership or limited liability company agreement or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such agreement or arrangement solely between or among the Company and/or the Company Subsidiaries, (iii) an agreement (other than a future contract, option contract or other derivative transaction) that involves future expenditures or receipts by the Company or any Company Subsidiary of more than $20,000,000 in any one year period that cannot be terminated on less than 90 days notice without material payment or penalty, (iv) an acquisition agreement that contains “earn-out” or other contingent payment obligations that could reasonably be expected to result in future payments by the Company or a Company Subsidiary in excess of $2,000,000, (v) an agreement relating to indebtedness for borrowed money or any financial guaranty, in each case pertaining to indebtedness in excess of $20,000,000 individually, (vi) other than leases in the way of easements or rights of way, a material lease or sublease with respect to leased real property, (vii) a future contract, option contract or other derivative transaction, in any case relating to the supply or price of natural gas that has a term of longer than 90 days and a notional value greater than $20,000,000, (viii) a gas transportation contract that is reasonably expected to result in future payments by the Company or any Company Subsidiary in excess of $20,000,000 in any one year period, and (ix) other than agreements described in Section 3.14(b)(vii) and Section 3.14(b)(viii), an agreement entered into since December 31, 2002 relating to the disposition or acquisition by the Company or any Company Subsidiary of assets or properties in excess of $20,000,000 not made in the ordinary course of business consistent with past practice. Each Contract of the type described in Section 3.14(a) and this Section 3.14(b) is referred to herein as a “Company Scheduled Contract.”
               (c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Scheduled Contract is a legally valid and, to the knowledge of the Company, enforceable obligation of the Company or the Company Subsidiary party thereto, in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought; and (ii) none of the Company or any Company Subsidiary knows of, or has received notice of, any violation or default by it under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Scheduled Contract to which it is a party or by which it or any of its properties or assets is bound or affected.
          3.15 Litigation. As of the date hereof, there is no (a) suit, claim, action or proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened, or (b) to the knowledge of the Company, investigation involving the Company or any Company Subsidiary, in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or challenges the validity or propriety of the Merger. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
          3.16 Real Property.
               (a) Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list of all real property owned in fee by the Company or any Company Subsidiary (collectively, the “Company Owned Real Property”) and the address for each Company Owned Real Property. The Company or a Company Subsidiary, as the case may be, holds good and marketable fee title to the Company Owned Real Property, free and clear of all Liens, except for such Liens that would not reasonably be expected to have a Company Material Adverse Effect.
               (b) Section 3.16(b) of the Company Disclosure Letter sets forth (i) a true and complete list of each material lease or sublease for real property under which the Company or any Company Subsidiary (other than Tropical Shipping and Construction Company Limited) is a lessee or sublessee and (ii) a true and complete list of the material real property leased or subleased by Tropical Shipping and Construction Company Limited (the real property underlying the leases in clause (i) and the real property described in clause (ii), collectively, the “Company Leased Real Property” and each such lease or sublease, a “Company Real Property Lease”); and (i) to the knowledge of the Company, each Company Real Property Lease is valid and in full force and effect and enforceable against the Company or any Company Subsidiary party thereto, in accordance with its terms, except that, (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought; (ii) no notices of default under any Company Real Property Lease have been received by the Company or any Company Subsidiary that have not been resolved; and (iii) neither the Company nor any Company Subsidiary is in default under any Company Real Property Lease, and no event has occurred which, with the passage of time, the giving of notice, or both, would constitute a default thereunder by the Company or any Company Subsidiary, and, to the knowledge of the Company, no landlord thereunder is in default and no event has occurred which, with the passage of time, the giving of notice, or both, would constitute a default thereunder by any landlord that, in each of the foregoing cases, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.
               (c) The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property.” With respect to the Company Real Property and the easements, permits and licenses material to the operation of the business of the Company and the Company Subsidiaries (such easements, permits and licenses being collectively referred to herein as the

“Company Real Property Rights”), neither the Company nor any Company Subsidiary has received any written notice of, nor to the knowledge of the Company does there exist as of the date of this Agreement any pending, threatened or contemplated condemnation or similar proceedings, or any sale or other disposition of any Company Real Property or Company Real Property Rights, or any part thereof, in lieu of condemnation that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have lawful rights of use and access to all Company Real Property and Company Real Property Rights, in each case, necessary to conduct their businesses substantially as presently conducted, except as would not reasonably be expected to have a Company Material Adverse Effect.
               (d) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or Company Subsidiaries hold all easements, permits and licenses material to the operation of the business of the Company and Company Subsidiaries, without, to the knowledge of the Company, any conflict with the rights of others.
               (e) There are no options, rights of first offer, rights of first refusal or contracts outstanding for the sale, exchange, or transfer of any material portion of the Company Owned Real Property or, to the knowledge of the Company, any other Company Real Property.
               (f) No material portion of any Company Real Property has been damaged or destroyed by fire or other casualty and not fully repaired, restored or replaced, except as such damage or destruction would not reasonably be expected to have a Company Material Adverse Effect.
          3.17 Environmental Matters. Other than with respect to the Company’s liability with respect to the manufactured gas plants listed in Section 3.17 of the Company Disclosure Letter and except as set forth at Section 3.17 of the Company Disclosure Letter or except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
               (a) The Company and each Company Subsidiary is, and at all times since January 1, 2008, has been, in compliance with applicable Environmental Laws, in possession of all Environmental Permits necessary to conduct their current operations, and are in compliance with their respective Environmental Permits. All such Environmental Permits are valid and in full force and effect.
               (b) None of the Company or any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law, including with respect to the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, and, to the knowledge of the Company, there is no basis for any such notice, demand or claim.

               (c) None of the Company or any Company Subsidiary has entered into or, to the knowledge of the Company, is subject to any judgment, order, writ, injunction or decree relating to compliance with Environmental Laws or the Release or threatened Release of any Hazardous Substance.
               (d) To the knowledge of the Company, there has been no Release or threatened Release of any Hazardous Substance at, on, under or from any property currently or formerly owned, leased, operated or used by the Company or any Company Subsidiary or any other location, in concentrations or under conditions or circumstances that (i) would reasonably be expected to result in liability for the Company or any Company Subsidiary under any Environmental Laws or (ii) would require reporting, investigation, remediation, or other corrective or response action by the Company or any Company Subsidiary under any Environmental Laws and that has not otherwise been addressed through such reporting, investigation, remediation, or other corrective or response action by the Company or any Company Subsidiary.
               (e) None of the execution, delivery or performance of this Agreement by the Company, or the consummation by the Company of the Merger, Subsequent Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, declaration, authorization or permit of, or filing or registration with or notification to, or any other action by or in respect of, any Governmental Entity under, or conflict with or violate any, Environmental Law.
          Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.17 and the representations and warranties made in Section 3.7 (to the extent the Company’s financial statements or filings relate to or address environmental matters) are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to Hazardous Substances, Environmental Laws and Environmental Permits.
          3.18 Intellectual Property.
               (a) To the knowledge of the Company, the Company and the Company Subsidiaries own or have the right to use, free and clear of all Liens, all Intellectual Property necessary to conduct the businesses of the Company and the Company Subsidiaries substantially as presently conducted except where the failure to so own or have such right, or the presence of such Liens, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
               (b) Since December 31, 2009, the Company has not received written notice and, to the knowledge of the Company, no claim has been threatened by any Person, challenging the use or ownership by the Company or the Company Subsidiaries of any Intellectual Property, except for claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

               (c) To the knowledge of the Company, (i) the use of the Intellectual Property owned by the Company or any of the Company Subsidiaries by the Company or any of the Company Subsidiaries does not infringe upon, violate or constitute a misappropriation of any third party right, title or interest in any Intellectual Property, and (ii) the Company has not received any written notice from any third party that the use of the Intellectual Property by the Company or any of the Company Subsidiaries infringes upon, violates or constitutes a misappropriation of any third party right, title or interest in any Intellectual Property.
               (d) Since December 31, 2009, to the knowledge of the Company, the Intellectual Property owned by the Company or any Company Subsidiary has not been used or enforced or has failed to be used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any such Intellectual Property, except for such conflicts, infringements, violations, interferences, claims, invalidity, abandonments, cancellations or unenforceability that could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
          3.19 Tax Matters.
               (a) The Company and each Company Subsidiary have timely filed with the appropriate Tax Authority all income and other material Tax Returns required to be filed, in the manner required by applicable Law, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, correct, complete and accurate, subject in each case to such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All material Taxes due and payable by the Company or any Company Subsidiary have been paid within the time and in the manner required by applicable Law (whether or not shown or required to be shown on a Tax Return).
               (b) Except as has not had and as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) there are no audits, claims, assessments, administrative proceedings, judicial proceedings or other proceedings pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary; (ii) neither the Company nor any Company Subsidiary has received a written notice or announcement of any audits, claims, assessments, administrative proceedings, judicial proceedings or other proceedings; (iii) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iv) there are no assessments, claims, adjustments, or deficiencies with respect to Taxes against the Company or any Company Subsidiary that remains unpaid.
               (c) There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for current Taxes not yet due and payable and Liens for Taxes being contested in good faith by appropriate proceedings, in each case, for which appropriate reserves have been set up in accordance with GAAP.

               (d) Subject to such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is liable for the Taxes of any other Person (other than the Company or a Company Subsidiary) under Treasury Regulation 1.1502-6 or any similar provision of state, local or foreign Tax Law, by contract, by assumption, by operation of Law, or as a transferee or successor.
               (e) Other than assets subject to Section 168(g)(1)(A) of the Code held by a Company Subsidiary that is not a U.S. Person, none of the assets of the Company or any Company Subsidiary (i) are “tax exempt use property” within the meaning of Section 168(h) of the Code or is otherwise subject to the restrictions provided in Section 168(f), (g), (h) or (i) of the Code or (ii) directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code.
               (f) The Company and the Company Subsidiaries have complied with the normalization rules described in Section 168(i)(9) of the Code and any other applicable provisions of the Code or Regulations with respect to any public utility property (as defined in Section 168(i)(10) of the Code).
               (g) Since January 1, 2008, neither the Company nor any Company Subsidiary has been a party to any transaction treated by the parties thereto as a distribution to which Section 355 of the Code applied.
               (h) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the five-year period ending on the Closing Date.
               (i) Neither the Company nor any Company Subsidiary has engaged in any transaction that gives rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the Treasury Regulations thereunder.
          3.20 Tax Treatment. Neither the Company nor any Company Subsidiary has taken any action or failed to take any action or knows of any fact, agreement, plan or other circumstance that would, to the knowledge of the Company, jeopardize the qualification of the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, as a “reorganization” within the meaning of Section 368(a) of the Code.
          3.21 Opinion of Financial Advisor. The Company Board has received the oral opinion (subsequently to be set forth in writing) of J.P. Morgan Securities LLC on December 6, 2010 to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.
          3.22 Insurance. All material fire, liability, workers’ compensation, property, casualty and other forms of insurance policies maintained by the Company and the Company Subsidiaries (collectively, the “Company Insurance Policies”) are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and the Company Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. Each Company Insurance Policy is in full force and effect and all premiums due with respect to all Company Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.
          3.23 Brokers. Except for the Company’s obligations to J.P. Morgan Securities LLC, the Company’s financial advisor, pursuant to an engagement letter, a copy of which has been provided to Parent, neither the Company nor any Company Subsidiary, nor any of their respective directors, officers or employees has incurred, on behalf of the Company or any Company Subsidiary, any obligation to pay any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement.
          3.24 Trading. The Company has established risk parameters, limits and guidelines (including position limits and limitations on working capital and VaR) in compliance with the risk management policy approved by the Company (the “Company Trading Guidelines”) to restrict the level of risk that the Company and the non-utility Company Subsidiaries are authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Company Position”) and monitors compliance by the Company and the non-utility Company Subsidiaries with such Company Trading Guidelines. The Company has provided a copy of the Company Trading Guidelines to Parent prior to the date of this Agreement. At no time between September 30, 2010 and the date hereof, (a) has the Net Company Position not been within the risk parameters in all material respects that are set forth in the Company Trading Guidelines, or (b) has the exposure of the Company and the non-utility Company Subsidiaries with respect to the Net Company Position resulting from all such transactions been material to the Company and the Company Subsidiaries taken as a whole. From September 30, 2010 to the date hereof, the Company and the Company Subsidiaries have not, in accordance with generally recognized mark to market accounting policies, experienced an aggregate net loss in its trading and related operations that would have a Company Material Adverse Effect.
          3.25 Regulation as a Utility.
               (a) The Company is “holding company” of a “single state holding company system” under Public Utility Holding Company Act of 2005 (“PUHCA 2005”). Nicor Gas is a “local distribution company” and a “Hinshaw pipeline” exempt from FERC regulation as a “natural gas company” pursuant to the Natural Gas Act (the “NGA”) sections 1(b) and/or 1(c), 15 U.S.C. §§ 717 (b), (c). Under FERC regulation, the Nicor Gas section 1(c) exemption also exempts the Company from FERC PUHCA 2005 regulation. In addition, Nicor Gas holds a blanket certificate pursuant to 18 C.F.R. § 284.224 authorizing Nicor Gas to provide certain transportation services in interstate commerce subject to the NGA.
               (b) Nicor Gas is regulated as a “gas company” under the Illinois Statutes.
               (c) Central Valley Gas Storage, L.L.C., a wholly-owned subsidiary of the Company is also regulated as a “gas corporation” under Section 222 of the California Public Utilities Code and as a “public utility” under Section 216 of the California Public Utilities Code. Central Valley Gas Storage, L.L.C. is developing a natural gas storage facility that will qualify as an “intrastate pipeline” and/or a “Hinshaw pipeline” exempt from FERC regulation under NGA sections 1(b) and/or 1(c), 15 U.S.C. §§ 717 (b), (c).
               (d) Except for (i) the regulation of the Company by FERC as a holding company of a single state holding company system under PUHCA 2005, (ii) the regulation of Nicor Gas by FERC as a “local distribution company” and/or a “Hinshaw pipeline” transporting natural gas in interstate commerce under the NGA, (iii) the regulation of Nicor Gas Company by the ICC, and (iv) the regulation of Central Valley Gas Storage, L.L.C. by the California Public Utilities Commission as a “gas corporation” and a “public utility” under the California Public Utilities Code, neither the Company nor any Company Subsidiary is subject to regulation as a public utility or public service company (or similar designation) by any state in the United States having jurisdiction over them or their respective properties or assets. In addition, neither the Company nor any Company Subsidiary is subject to regulation as a public utility by FERC under Section 201(e) of the Federal Power Act, 16 U.S.C. § 824(e).
          3.26 No Additional Representations. The Company has undertaken an independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and the Parent Subsidiaries. The Company acknowledges that in entering into this Agreement, the Company relied solely upon its independent investigation and analysis and the representations and warranties of Parent and the Parent Subsidiaries set forth in Section 4 and none of Parent, Merger Sub or Merger LLC makes any representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by Parent, Merger Sub or Merger LLC to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that none of Parent, Merger Sub or Merger LLC makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Company (or any of their respective affiliates, officers, directors, employees or Company Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (b) the future business and operations of Parent and its Subsidiaries. Absent fraud, Parent, the Parent Subsidiaries, and their respective affiliates, shareholders and members, and the Parent Representatives shall have no liability or responsibility based upon any information provided or made available or statements made or omissions therefrom to the Company, the Company Subsidiaries or the Company Representatives, except as and only to the extent expressly set forth in this Agreement (as qualified by the Parent Disclosure Letter).
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
OF PARENT, MERGER SUB AND MERGER LLC
     Except as set forth in, or qualified by any matter set forth in, the Parent SEC Documents (excluding any disclosures contained under the heading “Risk Factors” or in any section relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) or the disclosure letter delivered by Parent, Merger Sub and Merger LLC to the Company prior to the execution of this Agreement, including the documents attached to or delivered together with such disclosure letter (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representations, warranties or covenants is reasonably apparent), Parent, Merger Sub and Merger LLC hereby represent and warrant to the Company as follows:
          4.1 Organization and Qualification. Each of Parent, Merger Sub and Merger LLC is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent, Merger Sub and Merger LLC is duly qualified or licensed to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification or license, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
          4.2 Capitalization.
               (a) The authorized capital stock of Parent consists of (i) 750,000,000 shares of common stock, par value $5.00 per share (the “Parent Common Stock”), of which, as of the close of business on November 30, 2010, there were 78,061,155 shares issued and outstanding (including 2,637 shares of Parent Common Stock held in treasury), (ii) 10,000,000 shares of preferred stock, with or without par value (the “Parent Preferred Stock”), none of which was outstanding as of the close of business on November 30, 2010 and (iii) 10,000,000 shares of Class A Junior Participating Preferred Stock, none of which is outstanding. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.
               (b) As of the close of business on November 30, 2010, Parent has no shares of Parent Common Stock or Parent Preferred Stock reserved for or otherwise subject to issuance, except for 3,766,924 shares of Parent Common Stock reserved for issuance pursuant to incentive or other compensation plans or arrangements for directors, officers and employees of Parent and its Subsidiaries.
               (c) Except for incentive or other compensation plans or arrangements for directors, officers and employees of Parent and its Subsidiaries, there are no (i) options, warrants or other rights relating to any Equity Interests of Parent or any Subsidiary of Parent (each, a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or (ii) agreements or arrangements obligating Parent or any Parent Subsidiary to issue, acquire or sell any Equity Interests of Parent or any Parent Subsidiary. Since the close of business on November 30, 2010, Parent has not issued any shares of Parent Common Stock or other Equity Interests (other than 1,000 shares of Parent Common Stock issued under its incentive or other compensation plans or arrangements for directors, officers and employees).
               (d) There are no bonds, debentures, notes or other indebtedness of Parent or any Parent Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of common stock of Parent or of any Parent Subsidiary may vote.
               (e) There are no outstanding obligations of Parent or any Parent Subsidiary (i) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (ii) requiring the registration for sale of or (iii) granting any preemptive or antidilutive rights with respect to, any Equity Interests in Parent or any Parent Subsidiary.
               (f) Parent or another Parent Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Parent Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for Equity Interests in the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns directly or indirectly any Equity Interest in any Person, or has any obligation to acquire any such Equity Interest, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary or any other Person. There are no outstanding obligations to which Parent or any Parent Subsidiary is a party (i) restricting the transfer of or (ii) limiting the exercise of voting rights with respect to any Equity Interests in any Parent Subsidiary.
               (g) The authorized capital stock of Merger Sub consists of 1000 shares of common stock, par value $0.01 per share all of which are validly issued and outstanding. Merger Sub has no Equity Interests reserved for or otherwise subject to issuance.

          4.3 Authority.
               (a) Each of Parent, Merger Sub and Merger LLC has all requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to receipt of the Parent Shareholder Approval and any regulatory approvals referenced in Section 4.5. The execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger LLC, and the consummation by Parent, Merger Sub and Merger LLC of the transactions contemplated hereby, have been duly and validly authorized by all requisite corporate or limited liability company action, as applicable, and no other corporate or limited liability company proceedings on the part of Parent, Merger Sub or Merger LLC and no shareholder or member votes are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the Merger, the Parent Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by Parent, Merger Sub and Merger LLC, and assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent, Merger Sub and Merger LLC, enforceable against Parent, Merger Sub and Merger LLC in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.
               (b) Required Vote. (i) The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock approving the Charter Amendment and (ii) the affirmative vote of the holders of a majority of the shares of Parent Common Stock represented at the Parent Shareholder Meeting and entitled to vote thereon approving the Share Issuance pursuant to Section 312.03 of the NYSE Listed Company Manual, provided that a majority of the shares of the outstanding Parent Common Stock is present and votes on such proposal at the Parent Shareholder Meeting (collectively, the “Parent Shareholder Approval”) are the only votes of the holders of any class or series of shares or other securities of Parent necessary to approve the Merger, this Agreement, the Charter Amendment, the Share Issuance and the other transactions contemplated hereby.
          4.4 No Conflict. None of the execution, delivery or performance of this Agreement by Parent, Merger Sub or Merger LLC, or the consummation by Parent, Merger Sub or Merger LLC of the Merger, Subsequent Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the articles of incorporation, articles of organization, bylaws or operating agreement of Parent, Merger Sub or Merger LLC; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub, Merger LLC or any other Parent

Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary pursuant to any Contract or permit to which Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is a party or by which they or any of their respective properties or assets are bound, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, have not had and would not (i) reasonably be expected to have a Parent Material Adverse Effect or (ii) prevent or materially delay the consummation of the transactions contemplated by this Agreement.
          4.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Parent, Merger Sub and Merger LLC, or the consummation by Parent, Merger Sub and Merger LLC of the Merger, Subsequent Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, declaration, authorization or permit of, or filing or registration with or notification to, or any other action by or in respect of, any Governmental Entity, other than (a) the filing and recordation of the Articles of Merger as required by the IBCA, (b) the Parent Shareholder Approval, (c) compliance with any applicable requirements of the HSR Act, (d) if necessary, the approval of the ICC, (e) if necessary, the approval of the CPUC of a change in control over Central Valley Gas Storage, LLC, (f) compliance with the applicable requirements of the Securities Act and the Exchange Act, including filings with the SEC as may be required by Parent, Merger Sub or Merger LLC in connection with this Agreement and the transactions contemplated hereby, including the Form S-4, (g) compliance with any applicable foreign securities Laws or Blue Sky Laws, (h) filings required under the rules and regulations of the NYSE, and (i) such other consents, approvals, declarations, authorizations, permits, filings, registrations, notifications or actions which, if not obtained or made, would not (A) reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (B) prevent or materially delay the consummation of the transactions contemplated by this Agreement.
          4.6 Permits; Compliance with Laws.
               (a) Each of Parent, Merger Sub, Merger LLC and each other Parent Subsidiary is in possession of all authorizations, licenses, permits, franchises, grants, consents, qualifications, permissions, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for Parent and each Parent Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Parent Permits”), except where the failure to have, or the suspension or cancellation of, or the failure to be in full force and effect of, any Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect, except where the failure to be in full force and effect would not be reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary is in compliance in all respects with the terms and requirements of such Parent Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
               (b) None of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is in conflict with, default under or violation of, any Law applicable to Parent, Merger Sub, Merger LLC or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is bound or affected, except for any conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, no investigation by any Governmental Entity with respect to Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is pending, nor has any Governmental Entity indicated to Parent or any Parent Subsidiary an intention to conduct any such investigation, except for such investigations, the outcomes of which if determined adversely to Parent, Merger Sub, Merger LLC or any other Parent Subsidiary, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.
          4.7 SEC Filings; Financial Statements.
               (a) Since January 1, 2008, Parent and each of the Parent Subsidiaries set forth in Section 4.7 of the Parent Disclosure Letter (collectively, the “Parent Subsidiary Issuers”) has filed with, or otherwise furnished to, as applicable, all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and other documents required to be filed with or furnished by it to the SEC pursuant to the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents and any other documents filed by Parent with or furnished by Parent to the SEC, together with any supplements, modifications and amendments thereto since the time of filing through the date hereof, collectively, the “Parent SEC Documents” and such documents and any other documents filed by any Parent Subsidiary Issuer with or furnished by any Parent Subsidiary Issuer to the SEC, together with any supplements, modifications and amendments thereto since the time of filing, collectively, the “Parent Subsidiary SEC Documents”). As of their respective filing dates and, if supplemented, modified or amended since the time of filing, as of the date of such supplement, modification or amendment, the Parent SEC Documents and the Parent Subsidiary SEC Documents (i) did not at the time each such document was filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the Sarbanes-Oxley Act. Except for the Parent Subsidiary Issuers, none of the Parent Subsidiaries is currently required to file any forms or reports with the SEC.
               (b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and the consolidated Parent

Subsidiaries (including, in each case, any related notes and schedules thereto) included in the Parent SEC Documents (collectively, the “Parent Financial Statements”), (i) complied as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP (as in effect in the United States on the date of such Parent Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in shareholders’ equity of Parent and the consolidated Parent Subsidiaries as of the dates and for the periods referred to therein (except, in the case of interim financial statements, for normal and recurring year-end adjustments as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act).
          4.8 Internal Controls. Parent has established and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for Parent and the Parent Subsidiaries. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2009, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls prior to the date hereof, Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.
          4.9 No Undisclosed Liabilities. Except for those liabilities and obligations (a) reserved against or provided for in the Parent Financial Statements, (b) incurred since September 30, 2010 in the ordinary course of business consistent with past practice, (c) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Merger and Subsequent Merger or (d) that otherwise have not had and would not reasonably be expected to have a Parent Material Adverse Effect, none of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is, as of the date of this Agreement, subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed, contingent or otherwise, that would be required to be recorded or reflected on a balance sheet in accordance with GAAP as of the date hereof.
          4.10 Information Supplied. The information supplied or to be supplied by or on behalf of Parent, Merger Sub and Merger LLC in writing expressly for inclusion or incorporation by reference in (i) the Form S-4 will not, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will not, at the date mailed to the Company’s shareholders or Parent’s shareholders or at the time of the Company Shareholder Meeting or the Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion (including by incorporation by reference) in the Form S-4 or the Joint Proxy Statement.
          4.11 Absence of Certain Changes.
               (a) Since December 31, 2009, through the date of this Agreement, there has not been any Parent Material Adverse Effect or any change(s), event(s), or development(s) which have had or would reasonably be expected to have, individually or in the aggregate with all other such change(s), event(s) or development(s), a Parent Material Adverse Effect.
               (b) Since September 30, 2010, through the date of this Agreement, none of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of any of the clauses (i)-(xiv) of Section 5.1(b).
          4.12 Employee Benefit Plans.
               (a) List of Plans. The Parent Disclosure Letter sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of ERISA (each a “Parent Benefit Plan”).
               (b) General Compliance. Each Parent Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. With respect to the Parent Benefit Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Parent Benefit Plans, ERISA, the Code or any other Law applicable to such Parent Benefit Plans.
               (c) Tax Qualification of Plans. (i) Each Parent Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the knowledge of Parent, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan, (ii) to the knowledge of Parent, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Parent Benefit Plan that could result in material liability to Parent, and (iii) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Parent, is threatened against or with respect to any such Parent Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).
               (d) Single Employer Plans. Section 4.12(d) of the Parent Disclosure Letter lists each Parent Benefit Plan that is a single-employer pension plan subject to Title IV of ERISA. Neither Parent nor any Parent Subsidiary has any material liability under Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to Parent or any Parent Subsidiary of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. With respect to each Parent Benefit Plan that is subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code (other than a Multiemployer Plan), (i) no reportable event (within the meaning of Section 4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations) has occurred or is expected to occur, (ii) Parent and each Parent Subsidiary has made when due any installments required under Section 412 of the Code and Section 302 of ERISA, (iii) neither Parent nor any ERISA Affiliate is required to provide security under Section 436(f) of the Code, (iv) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the PBGC, (v) no filing has been made by Parent or any Parent Subsidiary with the PBGC and no proceeding has been commenced by the PBGC to terminate any Parent Benefit Plan and no condition exists which could constitute grounds for the termination of any such Parent Benefit Plan by the PBGC and (vi) no liability has been incurred under Section 4062(e) of ERISA.
               (e) Multiemployer Plans. Section 4.12(e) of the Parent Disclosure Letter lists each Parent Benefit Plan that is a Multiemployer Plan. With respect to each Parent Benefit Plan that is a Multiemployer Plan, (i) neither Parent nor any ERISA Affiliate has incurred any withdrawal liability under Section 4201 of ERISA nor does Parent or any Parent Subsidiary expect to withdraw in a “complete withdrawal” or “partial withdrawal” within the meaning of Section 4203 and 4205 of ERISA, (ii) all contributions required to be made to any such Parent Benefit Plan have been timely made, and (iii) to the knowledge of Parent, no such Multiemployer Plan has been terminated, has been in or is about to be in reorganization under or is in “critical” or “endangered” status under Section 432 of the Code or Section 305 of ERISA so as to result directly or indirectly in any increase in contributions under Section 4243 of ERISA or in liability contingent or otherwise to Parent or any ERISA Affiliate.
     4.13 Litigation. As of the date hereof, there is no (a) suit, claim, action or proceeding to which Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is a party pending, or, to the knowledge of Parent, Merger Sub or Merger LLC, threatened, or (b) to the knowledge of Parent, investigation involving Parent, Merger Sub or Merger LLC, in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or challenges the validity or propriety of the Merger or the Subsequent Merger. None of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
     4.14 Environmental Matters. Except as set forth at Section 4.14 of the Parent Disclosure Letter or except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
               (a) Parent and each Parent Subsidiary is, and at all times since January 1, 2008, has been, in compliance with applicable Environmental Laws, in possession of all Environmental Permits necessary to conduct their current operations, and in compliance with their respective Environmental Permits. All such Environmental Permits are valid and in full force and effect.
               (b) None of Parent or any Parent Subsidiary has received any written notice, demand, letter or claim alleging that Parent or such Parent Subsidiary is in violation of, or liable under, any Environmental Law, including with respect to the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, and, to the knowledge of Parent, there is no basis for any such notice, demand or claim.
               (c) None of Parent or any Parent Subsidiary has entered into or, to the knowledge of Parent, is subject to any judgment, order, writ, injunction or decree relating to compliance with Environmental Laws or the Release or threatened Release of any Hazardous Substance.
               (d) To the knowledge of Parent, there has been no Release or threatened Release of any Hazardous Substance at, on, under or from any property currently or formerly owned, leased, operated or used by Parent or any Parent Subsidiary or any other location, in concentrations or under conditions or circumstances that (i) would reasonably be expected to result in liability for the Parent or any Parent Subsidiary under any Environmental Laws or (ii) would require reporting, investigation, remediation, or other corrective or response action by Parent or any Parent Subsidiary under any Environmental Laws and that has not otherwise been addressed through such reporting, investigation, remediation, or other corrective or response action by the Parent or any Parent Subsidiary.
               (e) None of the execution, delivery or performance of this Agreement by Parent, or the consummation by Parent of the Merger, Subsequent Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, declaration, authorization or permit of, or filing or registration with or notification to, or any other action by or in respect of, any Governmental Entity under, or conflict with or violate any, Environmental Law.
     Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.14 and the representations and warranties made in Section 4.7 (to the extent Parent’s financial statements or filings relate to or address environmental matters) are the sole and exclusive representations and warranties made by Parent, Merger Sub and Merger LLC in this Agreement with respect to Hazardous Substances, Environmental Laws and Environmental Permits.
          4.15 Tax Matters.
               (a) Parent and each Parent Subsidiary have timely filed with the appropriate Tax Authority all income and other material Tax Returns required to be filed, in the manner required by applicable Law, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, correct, complete and accurate, subject in each case to such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All material Taxes due and payable by Parent or any Parent Subsidiary have been paid within the time and in the manner required by applicable Law (whether or not shown or required to be shown on a Tax Return).
               (b) Except as has not had and as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) there are no audits, claims, assessments, administrative proceedings, judicial proceedings or other proceedings pending with regard to any Taxes or Tax Returns of Parent or any Parent Subsidiary; (ii) neither Parent nor any Parent Subsidiary has received a written notice or announcement of any audits, claims, assessments, administrative proceedings, judicial proceedings or other proceedings; (iii) neither Parent nor any Parent Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iv) there are no assessments, claims, adjustments or deficiencies with respect to Taxes against Parent or any Parent Subsidiary that remains unpaid.
               (c) There are no Tax Liens upon any property or assets of Parent or any Parent Subsidiary except Liens for current Taxes not yet due and payable and Liens for Taxes being contested in good faith by appropriate proceedings, in each case, for which appropriate reserves have been set up in accordance with GAAP.

               (d) Subject to such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary is liable for the Taxes of any other Person (other than Parent or a Parent Subsidiary) under Treasury Regulation 1.1502-6 or any similar provision of state, local or foreign Tax Law, by contract, by assumption, by operation of Law, or as a transferee or successor.
               (e) Other than assets subject to Section 168(g)(1)(A) of the Code held by a Parent Subsidiary that is not a U.S. Person, none of the assets of Parent or any Parent Subsidiary are (i) “tax exempt use property” within the meaning of Section 168(h) of the Code or is otherwise subject to the restrictions provided in Section 168(f), (g), (h) or (i) of the Code or (ii) directly or indirectly secures any debt, the interest on which is tax exempt under Section 103(a) of the Code.
               (f) Parent and the Parent Subsidiaries have complied with the normalization rules described in Section 168(i)(9) of the Code and any other applicable provisions of the Code or Regulations with respect to any public utility property (as defined in Section 168(i)(10) of the Code).
               (g) Since January 1, 2008, neither Parent nor any Parent Subsidiary has been a party to any transaction treated by the parties thereto as a distribution to which Section 355 of the Code applied.
               (h) Neither Parent nor any Parent Subsidiary has engaged in any transaction that gives rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the Treasury Regulations thereunder.
          4.16 Tax Treatment. Neither Parent nor any Parent Subsidiary has taken any action or failed to take any action or knows of any fact, agreement, plan or other circumstance that would, to the knowledge of Parent, jeopardize the qualification of the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, as a “reorganization” within the meaning of Section 368(a) of the Code.
          4.17 Ownership of Company Capital Stock. None of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary beneficially owns, as of the date hereof, any Shares or any other securities convertible into or exchangeable or exercisable for, Company Common Stock. Other than as contemplated by this Agreement, none of Parent, Merger Sub or Merger LLC owns, nor at any time during the last three years has owned, any Shares or any other securities convertible into or exchangeable or exercisable for, Shares or otherwise been, an “interested shareholder” of the Company within the meaning of Section 5/11.75 of the IBCA.
          4.18 Sufficient Funds.
               (a) At the Closing, Parent and Merger Sub will have sufficient funds to consummate the Merger.

               (b) Parent and Merger Sub have received and accepted and agreed to a commitment letter, dated December 6, 2010 (the “Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) relating to the commitment of the Lenders to provide the debt financing required to consummate the transactions contemplated by this Agreement. The debt financing required to consummate the transactions contemplated by this Agreement, including the Merger and Subsequent Merger, whether obtained pursuant to the arrangements contemplated by the Commitment Letter or through a substitute permanent financing arrangement which may involve a public offering of debt securities, is collectively referred to in this Agreement as the “Financing”. A complete and correct copy of the executed Commitment Letter has been provided to the Company.
               (c) The Financing, when funded in accordance with the Commitment Letter, will provide Parent with acquisition financing at the Effective Time, as applicable, sufficient to consummate the transactions contemplated by this Agreement on the terms contemplated by this Agreement and to pay the cash portion of the Merger Consideration. At the Closing, Parent and Merger Sub will have sufficient funds to (i) effect any repayment or refinancing of debt of Parent or the Company or their respective Subsidiaries contemplated by or necessary in connection with this Agreement (and the transactions contemplated hereby) or the Commitment Letter, and (ii) pay all transaction fees and expenses of Parent, the Company and their respective Subsidiaries.
               (d) The Commitment Letter is valid, binding and in full force and effect and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach or an incurable failure to satisfy a condition precedent on the part of Parent, Merger Sub or Merger LLC under the terms and conditions of the Commitment Letter, other than any such default or breach that has been waived by the Lenders or otherwise cured in a timely manner by Parent, Merger Sub or Merger LLC to the satisfaction of the Lenders, as the case may be. The Commitment Letter has not been assigned, amended, restated or otherwise modified prior to the date of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. There are no conditions precedent (including any “flex” provision set forth in the associated fee letter) related to the funding of the full amount of the Financing, other than as expressly set forth in or contemplated by the Commitment Letter. As of the date hereof, Parent, Merger Sub and Merger LLC do not have any reason to believe that any conditions of the Financing will not be satisfied or that the Financing will not be available to Parent, Merger Sub or Merger LLC at the Effective Time. Parent, Merger Sub and Merger LLC have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement.
          4.19 Ownership of Merger Sub and Merger LLC; No Prior Activities.
               (a) Merger Sub and Merger LLC were formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the outstanding capital stock of Merger Sub and all of the membership interests of Merger

LLC are owned directly by Parent. There are no options, warrants or other rights, agreements, arrangements or commitments to which Merger Sub or Merger LLC is a party relating to the issued or unissued Equity Interests in Merger Sub or Merger LLC or obligating Merger Sub or Merger LLC to grant, issue or sell any of its respective Equity Interests by sale or otherwise. There are no obligations, contingent or otherwise, of Merger Sub or Merger LLC to repurchase, redeem or otherwise acquire any shares of the capital stock of Merger Sub or any of the membership interests of Merger LLC. Except for obligations or liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, Merger Sub and Merger LLC have not, and prior to the Effective Time will not have, incurred, directly or indirectly through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
               (b) Since its formation, Merger Sub has qualified as and been treated as a corporation for U.S. federal income tax purposes. Since its formation, Merger LLC has qualified as and been treated as disregarded as an entity separate from Parent for U.S. federal income tax purposes within the meaning of Treasury Regulations Section 301.7701-3(b)(1)(ii).
          4.20 Management Arrangements. As of the date hereof, none of Parent, Merger Sub or Merger LLC, or their respective executive officers, directors or affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or affiliates of the Company that is currently in effect or would or is expected to become effective in the future (upon consummation of the Merger or otherwise) and that, if effective at the date hereof, would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.
          4.21 Opinion of Financial Advisor. The Parent Board has received the written opinion of Goldman Sachs & Co. dated December 6, 2010 to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be issued and paid in the Merger by Parent is fair, from a financial point of view, to Parent.
          4.22 Brokers. Except for Parent’s obligations to Goldman Sachs & Co, Parent’s financial advisor, pursuant to an engagement letter, a copy of which has been provided to the Company, none of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary, nor any of their respective shareholders, members, directors, officers, employees or affiliates, has incurred or will incur on behalf of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary, any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement.
          4.23 Trading. Parent has established risk parameters, limits and guidelines (including position limits and limitations on working capital and VaR) in compliance with the risk management policy approved by the Parent (the “Parent Trading Guidelines”) to restrict the level of risk that Parent and the non-utility Parent Subsidiaries are authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Parent Position”) and monitor compliance by Parent and the non-utility Parent Subsidiaries with such Parent Trading Guidelines. Parent has provided a copy of the Parent Trading Guidelines to the Company prior to the date of this Agreement. At no time between September 30, 2010 and the date hereof, (a) has the Net Parent Position not been within the risk parameters in all material respects that are set forth in the Parent Trading Guidelines, or (b) has the exposure of Parent and the non-utility Parent Subsidiaries with respect to the Net Parent Position resulting from all such transactions been material to Parent and the Parent Subsidiaries taken as a whole. From September 30, 2010 to the date hereof, Parent and the Parent Subsidiaries have not, in accordance with generally recognized mark to market accounting policies, experienced an aggregate net loss in its trading and related operations that would have a Parent Material Adverse Effect.
          4.24 Regulation as a Utility.
               (a) Parent is a “holding company” under PUHCA 2005. Each of Atlanta Gas Light Company, Chattanooga Gas Company, Pivotal Utility Holdings, Inc. (Pivotal Utility Holdings, Inc. operates through its divisions Elizabethtown Gas Company in New Jersey, Elkton Gas in Maryland and Florida City Gas in Florida) and Virginia Natural Gas, Inc. is a “local distribution company”, “intrastate gas pipeline” and/or a “Hinshaw pipeline” within the meaning of the NGA and a “gas utility company” under PUHCA 2005.
               (b) Atlanta Gas Light Company is regulated as a “gas company” in the State of Georgia under Title 46 of the Official Code of Georgia Annotated.
               (c) Chattanooga Gas Company is regulated as a “public utility” in the State of Tennessee under Title 65 of the Tennessee Code Annotated.
               (d) Pivotal Utility Holdings, Inc. (through its operating division Elizabethtown Gas Company) is regulated as a “public utility” in the State of New Jersey under Title 48 of the New Jersey Statutes Annotated.
               (e) Pivotal Utility Holdings, Inc. (through its operating division Elkton Gas) is regulated as a “gas company” in Maryland under the Maryland Public Service Commission Law.
               (f) Pivotal Utility Holdings, Inc. (through its operating division Florida City Gas) is regulated as a “public utility” in the State of Florida under Chapter 366 of the Florida Statutes.
               (g) Virginia Natural Gas, Inc. is regulated as a “public service corporation” in the Commonwealth of Virginia under Title 56 of the Code of Virginia.

               (h) Neither Parent nor any Parent Subsidiary is subject to regulation: (i) as a public utility by FERC under Section 201(e) of the Federal Power Act, 16 U.S.C. § 824(e), or (ii) except as set forth in clauses (a) – (g) above, as a public utility or public service company (or similar designation) by any state in the United States having jurisdiction over them or their respective properties or assets.
          4.25 No Additional Representations. Each of Parent, Merger Sub and Merger LLC has undertaken an independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries. Parent, Merger Sub and Merger LLC acknowledge that in entering into this Agreement, each relied solely upon its independent investigation and analysis and the representations and warranties of the Company and the Company Subsidiaries set forth in Section 3 and that the Company makes no representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Company to Parent, Merger Sub or Merger LLC in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to Parent, Merger Sub or Merger LLC (or any of their respective affiliates, officers, directors, employees or Parent Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries. Absent fraud, the Company, the Company Subsidiaries, and their respective affiliates, shareholders and members, and the Company Representatives shall have no liability or responsibility based upon any information provided or made available or statements made or omissions therefrom to Parent, the Parent Subsidiaries or the Parent Representatives, except as and only to the extent expressly set forth in this Agreement (as qualified by the Company Disclosure Letter).
ARTICLE 5
COVENANTS
          5.1 Conduct of Business Pending the Closing.
               (a) By the Company. The Company agrees that between the date of this Agreement and the Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Letter or as contemplated or permitted by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the NYSE, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each Company Subsidiary to, (i) conduct its operations only in the ordinary course of business and (ii) use its commercially reasonable efforts to preserve substantially intact its business organization. Without limiting the foregoing, except as set forth in Section 5.1(a) of the Company Disclosure Letter or as permitted by any other provision of this Agreement or as required by applicable Law or the regulations and requirements of the NYSE, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):
     (i) except as required by Law, amend its articles of incorporation or bylaws or equivalent organizational documents;
     (ii) issue, deliver, sell, grant or authorize the issuance of any Equity Interests in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such Equity Interests, or any rights of any kind to acquire any such Equity Interests or such convertible or exchangeable securities, other than (A) grants of Company Options, RSUs and Restricted Stock in the ordinary course of business and consistent with past practice in connection with regular annual compensation decisions, (B) the issuance of Shares upon the exercise of Company Options and the vesting of RSUs outstanding as of the date hereof or otherwise permitted to be granted hereunder in accordance with their terms, (C) the issuance of Shares pursuant to the ESPP under current offerings in progress as of the date hereof, (D) the issuance of Shares pursuant to the terms of the Company’s Amended and Restated Automatic Dividend Reinvestment Plan and Stock Purchase Plan (but only, with respect to clauses (A)-(D), in amounts not exceeding the aggregate amount set forth on Section 5.1(a)(ii) of the Company Disclosure Letter), and (E) the adoption of a shareholder rights agreement and the issuance of rights to purchase Equity Interests of the Company pursuant to such shareholder rights agreement and the issuance of Equity Interests of the Company pursuant to the exercise of such rights, so long as such shareholder rights agreement is inapplicable to the Merger or the other transactions contemplated by this Agreement;
     (iii) other than in the ordinary course of business, (A) sell, pledge, dispose of, transfer, lease, license, or encumber any material property or assets of the Company or any Company Subsidiary, or (B) amend or terminate any Company Real Property Lease in a manner that would have a material and adverse effect on the Company or any Significant Company Subsidiary, except in each case pursuant to existing Contracts;
     (iv) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its shares of capital stock (other than (A) regular quarterly cash dividends paid by the Company, not in excess of $0.465 per share, with usual declaration, record and payment dates and in a manner consistent with the Company’s past dividend policy, (B) dividends payable on any shares of the Company Preferred Stock or Company

Preference Stock pursuant to their terms, (C) dividends paid by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary, (D) dividend equivalent rights on RSUs payable by the Company consistent with past practice and the RSU agreements or (E) the dividend of rights to purchase Equity Interests of the Company pursuant to a shareholder rights agreement permitted to be adopted under clause (ii) above) or enter into any agreement with respect to the voting or registration of its Equity Interests;
     (v) other than (A) in the case of Company Subsidiaries, (B) in the case of cashless exercises of Company Options, or Tax withholdings on the vesting or payment of Restricted Stock and RSUs or (C) the redemption of Company Preferred Stock, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;
     (vi) subject to Section 5.4, merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;
     (vii) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any assets, other than (A) acquisitions of assets in the ordinary course of business and (B) any other acquisitions for consideration not in excess of $10,000,000 individually or $25,000,000 in the aggregate;
     (viii) incur any indebtedness for borrowed money or issue any debt securities, or assume or guarantee the obligations of any Person (other than a wholly-owned Company Subsidiary) for borrowed money, except (A) in connection with refinancings of existing indebtedness at or within six months of its stated maturity or a lower cost of funds (calculating such cost on an aggregate after-Tax basis), (B) for borrowings in the ordinary course of business under the Company’s existing credit facilities (or under refinancings of existing credit facilities pursuant to clause (A)), (C) indebtedness for borrowed money that is prepayable at any time without penalty or premium, in an amount not to exceed $75,000,000 in the aggregate or (D) short-term borrowings (including under revolving credit facilities) in an aggregate principal amount not to exceed $1,000,000,000 outstanding at any time for working capital in the ordinary course of business consistent with past practice; provided, that in the case of each of clauses (A)-(D) above, such refinancings, borrowings or incurrences of indebtedness would not be reasonably likely to cause the long-term credit rating of the Company, whether prior to or after giving effect to the Merger, the Subsequent Merger and the other transactions contemplated hereby, as determined by any nationally recognized credit agency, and assuming no changes in the credit profile of Parent, Merger Sub or Merger LLC after the date hereof, other than changes due to the consummation of the transactions contemplated by this Agreement, to fall below investment grade;
     (ix) (A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise, including by way of settlement in a regulatory proceeding) in an amount in excess of $10,000,000 in the aggregate, other than the payment, discharge or satisfaction, (1) in the ordinary course of business consistent with past practice, (2) in accordance with their terms, or (3) of liabilities reflected or reserved against in, or contemplated by, the most recent Company Financial Statements (in amounts not in excess of the amounts so reflected, reserved or contemplated) or incurred in the ordinary course of business consistent with past practice or (B) cancel any material indebtedness owed to it (individually or in the aggregate) or waive any claims or rights of substantial value, other than in the ordinary course of business consistent with past practice;
     (x) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Company Subsidiary) in excess of $20,000,000 in the aggregate;
     (xi) except to the extent required by applicable Law or the existing terms of any Company Benefit Plan or any retention program established by the Company in connection with the transactions contemplated by this Agreement consistent with Section 5.1(a)(xi) of the Company Disclosure Letter: (A) other than in the ordinary course of business, increase the compensation or benefits payable or to become payable to its directors, officers or employees; (B) other than in the ordinary course of business, grant any rights to severance or termination pay to, or enter into any employment, change in control or severance agreement with, any director, officer or employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, change in control, termination, severance or other plan or agreement (other than an equity plan or agreement) for the benefit of any director, officer or employee; or (C) other than payment under the performance cash units granted under the long-term incentive programs at target or based on achievement measured as of the Effective Time as if the Effective Time were the end of the applicable performance period, or as otherwise provided in this Agreement, take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan;
     (xii) make or revoke any material Tax election or settle or compromise any material liability or refund for Taxes; file any material amended Tax Return or claim for refund; request any ruling or enter into any closing agreement with respect to Taxes; or file any Tax Return in a manner materially inconsistent with past practices, in each case except as required by applicable Law;
     (xiii) other than as required by GAAP, applicable Law or a Governmental Entity (i) make any change in accounting methods, policies or procedures, or (ii) make any material change in internal accounting controls that would materially reduce the effectiveness of such controls;
     (xiv) except as otherwise permitted by the terms of this Agreement, make or commit to make any capital expenditures in the period from the date hereof until December 31, 2011, or in the 12 month period ending December 31, 2012, to the extent that the aggregate capital expenditures of the Company and the Company Subsidiaries would exceed 110% of the amount budgeted for the Company and the Company Subsidiaries during the applicable period, as set forth in Section 5.1(a)(xiv) of the Company Disclosure Letter; provided, however, that notwithstanding the foregoing, the Company and any Company Subsidiary shall be permitted to make emergency capital expenditures in any amount (i) required by Law or a Governmental Entity or (ii) that the Company determines is necessary in its reasonable judgment based on prudent utility practices to maintain or restore the provision of utility service to customers;
     (xv) take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Section 5.1(a)) that would prevent the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, from constituting a “reorganization” under Section 368(a) and related provisions of the Code;

     (xvi) except as required by applicable Law, make any changes or propose any changes in its rates or charges, standards of service or regulatory accounting from those in effect on the date of this Agreement, or make any filing to change its rates on file with the ICC, or any other applicable state utility commission, except for any change or other action (A) which is not reasonably expected to cause the return on equity in respect of the Company’s regulated business to be materially lower than the return on equity which the Company is authorized to receive in respect of such regulated business and (B) which would not reasonably be expected to lead to any material delay in obtaining or materially increase the risk of not obtaining any Company Required Governmental Approval (it being understood and agreed that neither the Company nor any Company Subsidiary will submit any new rate application to the ICC, except as otherwise required by applicable Law in which case the Company will provide Parent such application reasonably in advance of filing and will consider Parent’s comments in good faith prior to filing such application);
     (xvii) terminate or permit any Company Permit to lapse, other than in accordance with the terms and regular expiration of any Company Permit, or fail to apply on a timely basis for any renewal of any renewable Company Permit, except to the extent such termination, lapse or failure to apply for renewal would not reasonably be expected to have a Company Material Adverse Effect;
     (xviii) amend or modify in any material respect the Company Trading Guidelines in a manner that results in such Company Trading Guidelines being materially less restrictive than the Company Trading Guidelines in effect on the date hereof taking into account any amendment or modification necessary to reflect increases in trading volume in the ordinary course of business, consistent with past practice, and the gas purchase requirements of the Central Valley storage project, or, other than in the ordinary course of business consistent with past practice, terminate the Company Trading Guidelines; provided, that in the case of any such termination, new Company Trading Guidelines are adopted that are at least as restrictive as the Company Trading Guidelines in effect on the date hereof or take any action that violates the Company Trading Guidelines or cause or permit the Net Company Position to be outside the risk parameters set forth in the Company Trading Guidelines (other than as a result of movement in market prices); and if at any time the Net Company Position becomes outside the risk parameters set forth in the Company Trading Guidelines due to a move in market prices then action will be taken to bring the Net Company Position back inside the parameters as is required by the Company Trading Guidelines;
     (xix) enter into any Contract that would materially restrain, limit or impede the Company or any Company Subsidiary with respect to engaging in any line of business or geographic area or take any action (or fail to take any action necessary) that would constitute a material violation of any order or regulation of any Governmental Entity governing the Company’s and Company Subsidiaries’ operations; or
     (xx) enter into any Contract or commit to do or authorize any of the foregoing.
          Parent will, promptly following the date hereof, designate two individuals from either of whom the Company may seek approval to undertake any actions not permitted to be taken under this Section 5.1(a), and will ensure that such persons will respond, on behalf of Parent, to the Company’s requests as expeditiously as reasonably practicable.
               (b) By Parent. Parent agrees that between the date of this Agreement and the Effective Time, except as set forth in Section 5.1(b) of the Parent Disclosure Letter or as contemplated or permitted by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the NYSE, unless the Company shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), Parent will, and will cause each Parent Subsidiary to, (i) conduct its operations only in the ordinary course of business and (ii) use its commercially reasonable efforts to preserve substantially intact its business organization. Without limiting the foregoing, except as set forth in Section 5.1(b) of the Parent Disclosure Letter or as permitted by any other provision of this Agreement or as required by applicable Law or the regulations and requirements of the NYSE, Parent shall not, and Parent shall not permit any Parent Subsidiary to, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned):
     (i) except as required by Law or as contemplated by the Charter Amendment, amend its articles of incorporation or bylaws or equivalent organizational documents in a manner that would adversely affect the consummation of the Merger or Subsequent Merger, or adversely affect the Company or holders of Company Common Stock whose shares may be converted into Parent Common Stock at the Effective Time;
     (ii) issue, deliver, sell, grant or authorize the issuance of any Equity Interests in Parent or any Parent Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such Equity Interests, or any rights of any kind to acquire any such Equity Interests or such convertible or exchangeable securities, other than the issuance of Parent Common Stock or rights to acquire Parent Common Stock to employees or directors of Parent or a Parent Subsidiary in the ordinary course of business, consistent with past practice and in amounts not in excess of the aggregate amounts set forth on Section 5.1(b)(ii) of the Parent Disclosure Letter;
     (iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its shares of capital stock (other than (A) regular quarterly cash dividends paid by Parent in a manner and per share amount consistent with past practice (including normal course increases consistent with past practice), with usual declaration, record and payment dates and in a manner consistent with Parent’s past dividend policy or (B) dividends paid by a wholly-owned Parent Subsidiary to Parent or another wholly-owned Parent Subsidiary) or enter into any agreement with respect to the voting or registration of its Equity Interests;
     (iv) other than (A) in the case of Parent Subsidiaries other than Merger Sub or Merger LLC, or (B) in the case of cashless exercises of options to purchase Parent Common Stock, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;
     (v) subject to Section 5.5, merge or consolidate Parent or any Parent Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any Parent Subsidiary, or enter into any agreement or understanding that requires Parent or any Parent Subsidiary to abandon or terminate the Merger or Subsequent Merger, or that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement, except as permitted pursuant to Section 5.1(b)(vi);
     (vi) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any assets, other than acquisitions of assets in the ordinary course of business and other acquisitions for consideration not exceeding, individually or in the aggregate, an amount equal to 10% of the total assets of Parent and Parent Subsidiaries, taken as a whole; as reflected in the most recent balance sheet included in the Parent Financial Statements, provided that such other acquisitions do not conflict with Parent’s obligations pursuant to Section 5.6(a) and otherwise would not present a material risk of preventing or materially delaying the consummation of the transactions contemplated by this Agreement;
     (vii) incur any indebtedness for borrowed money or issue any debt securities, or assume or guarantee the obligations of any Person (other than a wholly-owned Parent Subsidiary) for borrowed money, except if taking such action would not reasonably be expected to prevent or materially delay the availability of the Financing or any Alternative Financing or the consummation of the Merger or Subsequent Merger or cause the long term credit rating of Parent, whether prior to or after giving effect to the Merger, the Subsequent Merger and the transactions contemplated hereby, as determined by any nationally recognized credit agency, to fall below investment grade;
     (viii) make any change in accounting policies or procedures, other than as required by GAAP, applicable Law or a Governmental Entity;
     (ix) make any material change in internal accounting controls that would reduce the effectiveness of such controls;
     (x) enter into any Contract that would materially restrain, limit or impede, after the Effective Time, Parent and Parent Subsidiaries (including the Surviving Company and its Subsidiaries) with respect to engaging in any line of business or geographic area or take any action (or fail to take any action necessary) that would constitute a material violation of any order or regulation of any Governmental Entity governing Parent’s and Parent Subsidiaries’ (including the Surviving Company and its Subsidiaries) operations;
     (xi) take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Section 5.1(b)) that would prevent the Merger and Subsequent Merger, taken together taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, from constituting a “reorganization” under Section 368(a) and related provisions of the Code;

     (xii) terminate or permit any Parent Permit to lapse, other than in accordance with the terms and regular expiration of any Parent Permit, or fail to apply on a timely basis for any renewal of any renewable Parent Permit, except to the extent such termination, lapse or failure to apply for renewal would not reasonably be expected to have a Parent Material Adverse Effect;
     (xiii) amend or modify in any material respect the Parent Trading Guidelines in a manner that results in such Parent Trading Guidelines being materially less restrictive than the Parent Trading Guidelines in effect on the date hereof taking into account any amendment or modification necessary to reflect increases in trading volume in the ordinary course of business consistent with past practice, and the gas purchase requirements of the Golden Triangle Storage project, or, other than in the ordinary course of business consistent with past practice, terminate the Parent Trading Guidelines; provided, that in the case of any such termination, new Parent Trading Guidelines are adopted that are at least as restrictive as the Parent Trading Guidelines in effect on the date hereof or take any action that violates the Parent Trading Guidelines or cause or permit the Net Parent Position to be outside the risk parameters set forth in the Parent Trading Guidelines; and if at any time the Net Parent Position becomes outside the risk parameters set forth in the Parent Trading Guidelines due to a move in market prices then action will be taken to bring the Net Parent Position back inside the parameters as is required by the Parent Trading Guidelines; and
     (xiv) enter into any Contract or commit to do or authorize any of the foregoing.
     The Company will, promptly following the date hereof, designate two individuals from either of whom Parent may seek approval to undertake any actions not permitted to be taken under this Section 5.1(b), and will ensure that such persons will respond as expeditiously as reasonably practicable.
          5.2 Preparation of the Form S-4 and the Joint Proxy Statement; Shareholder Meetings.
               (a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Joint Proxy Statement in preliminary form and Parent shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Subject to Section 5.4, the Joint Proxy Statement shall include the Company Board Recommendation and the Parent Board Recommendation. Each of Parent and the Company shall cooperate in the preparation and filing of the Form S-4 and Joint Proxy Statement and shall provide the other with a reasonable opportunity to review and comment on such documents prior to their filing with the SEC. Each of Parent and the Company shall use their best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the Subsequent Merger. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company’s shareholders, and Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Parent’s shareholders, in each case, as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each of Parent and the Company shall use commercially reasonable efforts to cause to be delivered to the other a “comfort letter” of its independent auditors, dated the date that is two (2) Business Days prior to the date on which the Form S-4 becomes effective. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other the reasonable opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission.
               (b) If, at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable notify the other Party and an appropriate amendment or supplement describing such information shall be filed with the SEC as promptly as practicable after the other Party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the respective shareholders of Parent and the Company, as applicable. The Form S-4 and the Joint Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law, including the regulations and requirements of the NYSE.
               (c) In addition to their obligations pursuant to Section 5.2(a) and Section 5.2(b), Parent and the Company shall make all necessary filings with respect to the transactions contemplated hereunder, including the Merger, the Subsequent Merger and the Share Issuance, under the Securities Act, the Exchange Act and applicable Blue Sky Laws, including but not limited to filing of a Form S-8 covering the Parent Common Stock to be held by any Company Benefit Plans following the Effective Time, and each of Parent and the Company shall furnish all information concerning it and its shareholders as may reasonably be requested by the other Party for purposes of making such filings. Each of Parent and the Company shall make available to each other copies of such filings.
               (d) The Company shall, as promptly as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold the Company Shareholder Meeting for the purpose of seeking the Company Shareholder Approval. Subject to Section 5.4, the Company Board shall recommend that the Company’s shareholders adopt and approve this Agreement and the transactions contemplated hereby, including the Merger (the “Company Board Recommendation”), and the Company shall, unless there has been a Change of Company Board Recommendation, use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, and to take all other action necessary or advisable to secure the Company Shareholder Approval.
               (e) Parent shall, as promptly as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of seeking the Parent Shareholder Approval (as such meeting may be validly adjourned or postponed, the “Parent Shareholder Meeting”). Subject to Section 5.5, the Parent Board shall recommend that Parent’s shareholders approve the Share Issuance and the Charter Amendment (the “Parent Board Recommendation”), and Parent shall, unless there has been a Change of Parent Board Recommendation, use its reasonable best efforts to solicit from its shareholders proxies in favor of the Share Issuance and the Charter Amendment and take all other action necessary or advisable to secure the Parent Shareholder Approval. Other than as expressly permitted by Section 5.5 in connection with a Parent Superior Proposal, the Parent Board shall not, nor publicly propose to, withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, amend, modify or qualify the Parent Board Recommendation in a manner adverse to the Company, or make any public statement in connection with such Parent Board Recommendation that is inconsistent with the Parent Board Recommendation (any such actions and/or actions described in clauses (iv) or (v) of Section 5.5(a) being a “Change of Parent Board Recommendation”). Nothing contained in this Section 5.2(e) shall prohibit the Parent Board from making any disclosure to Parent’s shareholders if the Parent Board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would reasonably be determined to be inconsistent with applicable Law. Notwithstanding any Change of Parent Board Recommendation, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect.
               (f) Each of the Company and Parent will work together in an effort to hold the Company Shareholder Meeting and the Parent Shareholder Meeting, respectively, on the same date as the other Party.

          5.3 Access to Information; Confidentiality.
               (a) From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, (collectively, “Company Representatives”) to: (i) provide to Parent, Merger Sub and Merger LLC and their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Parent Representatives”) reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary, upon reasonable advance notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books, contracts and records thereof (including Tax Returns) and (ii) furnish promptly such information concerning the business, properties, contracts, assets and liabilities of the Company and Company Subsidiaries as Parent or the Parent Representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes that doing so would: (A) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege), (B) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party, (C) result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive or (D) breach, contravene or violate any applicable Law (including the HSR Act or any other antitrust or competition Law). Parent agrees to indemnify and hold the Company and Company Subsidiaries harmless from any and all claims and liabilities, including related costs and expenses, resulting from the action of any Parent Representative or any information provided to such Parent Representatives pursuant to this Section 5.3(a).
               (b) From the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary and each Parent Representative to: (i) provide to the Company and the Company Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by Parent or any Parent Subsidiary, upon reasonable advance notice to Parent, to the officers, employees, properties, offices and other facilities of Parent and the Parent Subsidiaries and to the books, contracts and records thereof (including Tax Returns) and (ii) furnish promptly such information concerning the business, properties, contracts, assets and liabilities of Parent and Parent Subsidiaries as the Company or the Company Representatives may reasonably request; provided, however, that Parent shall not be required to (or to cause any Parent Subsidiary to) afford such access or furnish such information to the extent that Parent believes that doing so would: (A) result in the loss of attorney-client privilege (provided that Parent shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege), (B) result in the disclosure of any trade secrets of third parties or violate any obligations of Parent or any Parent Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which Parent or any Parent Subsidiary is party, (C) result in a competitor of Parent or any Parent Subsidiary receiving information that is competitively sensitive or (D) breach, contravene or violate any applicable Law (including the HSR Act or any other antitrust or competition Law). The Company agrees to indemnify and hold Parent and Parent Subsidiaries harmless from any and all claims and liabilities, including related costs and expenses, resulting from the action of any the Company Representative or any information provided to such Company Representatives pursuant to this Section 5.3(b).
               (c) With respect to the information disclosed pursuant to Sections 5.3(a) and 5.3(b), Parent shall comply with, and shall cause each Parent Subsidiary and each Parent Representative to comply with and the Company shall comply with and shall cause each Company Representative to comply with, all of their respective obligations under the Confidentiality Agreement dated October 1, 2010 and the Confidentiality Agreement dated November 3, 2010, in each case, by and between the Company and Parent (collectively, the “Confidentiality Agreements”).
          5.4 No Solicitation of Transactions; Change of Company Board Recommendation.
               (a) Subject to Section 5.4(b), from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company agrees that neither it nor any of the Company Subsidiaries shall, and shall use its reasonable best efforts to cause the Company Representatives not to (and each shall not authorize or give permission to the Company Representatives to), directly or indirectly: (i) initiate, solicit, seek, induce or intentionally encourage or facilitate, any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal involving the Company or any Significant Company Subsidiary, or engage in any discussions or negotiations with respect thereto, (ii) except as expressly permitted by this Agreement, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent and Merger Sub) with respect to an Acquisition Proposal, (iii) furnish any information regarding the Company or any Significant Company Subsidiaries to, or afford access to the properties, books and records of the Company to, any Person (other than Parent and Merger Sub) in connection with or in response to an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal involving the Company, (v) withhold, withdraw, qualify, amend or modify, in a manner adverse to Parent, or publicly propose to withdraw, qualify, amend or modify, in a manner adverse to Parent, the Company Board Recommendation, (vi) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting, or relating to, any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement, or (vii) resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (iv)-(v), a “Change of Company Board Recommendation”). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.4(a) by the Company or any Significant Company Subsidiary shall be deemed to be a breach of this Section 5.4(a) by the Company. The Company shall, and shall cause the Company Subsidiaries and the Company Representatives to, immediately cease and cause to be terminated any and all activities, discussions or negotiations with any Persons conducted prior to the date hereof by the Company, the Company Subsidiaries or any of the Company Representatives with respect to any Acquisition Proposal involving the Company or a Company Subsidiary. Not later than the 45th day after the date hereof, the Company shall request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any Company Subsidiary; provided, that if the Company shall have provided Parent the notice specified in Section 5.4(d)(iii)(A) with respect to an Acquisition Proposal prior to the 45th day after the date of this Agreement, the Company shall not be required to request that the Person making the Acquisition Proposal return or destroy all such confidential information during the period that the Company is considering such Acquisition Proposal.
The Company agrees that it will promptly inform the Company Representatives of the obligations undertaken in this Section 5.4.
Nothing in this Section 5.4 shall restrict the Company or any Company Subsidiary from making any acquisition that is otherwise permitted by Section 5.1(a)(vii).
               (b) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time following the date hereof and prior to the Company securing the Company Shareholder Approval (i) the Company has received an unsolicited, bona fide written Acquisition Proposal involving the Company or any Significant Company Subsidiary that did not result from a breach of this Section 5.4 and (ii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, then the Company may then take the following actions: (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal and its representatives and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal and its representatives regarding such Acquisition Proposal; provided, that the Company (x) will not, and will not allow the Company Subsidiaries and the Company Representatives to, disclose any information to such Person without first entering into an Acceptable Confidentiality Agreement and (y) will as promptly as practicable provide to Parent any material information concerning the Company or the Company Subsidiaries provided or made available to such other Person (or its representatives) which was not previously provided or made available to Parent.
               (c) In addition to the obligations of the Company set forth in Sections 5.4(a), (b) and (d) hereof, as promptly as reasonably practicable (and in any event within 24 hours) after receipt of any Acquisition Proposal or any request for nonpublic information or any request or inquiry relating in any way to, or that would reasonably be expected to lead to, any Acquisition Proposal, the Company shall provide Parent with notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided to it in connection with such Acquisition Proposal, request or inquiry. In addition, the Company shall provide Parent as promptly as practicable (and in any event within one Business Day) with all information as is reasonably necessary to keep Parent reasonably informed of all material developments and any changes to the economic or other material terms of, any such Acquisition Proposal, request or inquiry, and shall provide, as promptly as reasonably practicable, to Parent (i) a copy of all material written materials (including material written materials provided by email or otherwise in electronic format) provided by or to the Company, any of the Company Subsidiaries or the Company Representatives making or materially amending, modifying or supplementing such Acquisition Proposal, request or inquiry, or (ii) if oral, a reasonably detailed summary of the terms of such Acquisition Proposal, request or inquiry and any material amendment, modification or supplementation thereof.
               (d) Notwithstanding anything to the contrary contained in Section 5.4(a), the Company Board may, in response to a Superior Proposal, terminate this Agreement pursuant to Section 7.1(f)(ii) and concurrently enter into a definitive agreement with respect to such Superior Proposal, if all of the following conditions are met, as applicable: (i) such Superior Proposal has been made and has not been withdrawn and, taking into account any revised terms offered by Parent, continues to constitute a Superior Proposal; (ii) the Company Shareholder Approval has not theretofore been obtained; (iii) the Company has (A) initially provided to Parent five Business Days’ prior written notice which shall state expressly (1) that it has received an Acquisition Proposal that it has determined or is prepared to determine constitutes a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the Person making the Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”) (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a notice and a new period of (x) 72 hours, or (y) solely in the event Parent notifies the Company that it has reasonably and in good faith determined that it would be prudent to seek and will seek rating agency review prior to modifying or amending the terms of this Agreement, a total of five Business Days (which, for the avoidance of doubt, is inclusive of, rather than in addition to, the 72 hours set forth in clause (x)) and (3) that it intends to terminate this Agreement, and (B) prior to terminating this Agreement, to the extent requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; (iv) the Company shall not have breached any of the provisions set forth in this Section 5.4 in any material respect; and (v) in advance of or concurrently with such termination, the Company pays the Company Termination Fee.

               (e) Notwithstanding anything to the contrary contained in Section 5.4(a), the Company Board may make a Change of Company Board Recommendation (other than in connection with the Company terminating this Agreement to enter into an Alternative Acquisition Agreement pursuant to Section 5.4(d)) if it determines in good faith after consultation with its outside counsel that the failure to effect a Change of Company Board Recommendation would constitute a breach of its fiduciary duties to the shareholders of the Company under applicable Law; provided, that (i) the Company has provided Parent five Business Days’ prior written notice advising Parent that it intends to effect a Change of Company Board Recommendation and specifying, in reasonable detail, the reasons for the Change of Company Board Recommendation and (ii) during such five Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend the terms of this Agreement in a manner that obviates the need for the Change of Company Board Recommendation.
               (f) Nothing contained in this Section 5.4 shall prohibit the Company Board from (i) disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the shareholders of the Company if the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would constitute a breach of its fiduciary duties to the shareholders of the Company under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Board Recommendation).
          5.5 Parent No Solicitation of Transactions; Change of Parent Board Recommendation.
               (a) Subject to Section 5.5(b), from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, Parent agrees that neither it nor any of the Parent Subsidiaries shall, and shall use its reasonable best efforts to cause the Parent Representatives not to (and each shall not authorize or give permission to the Parent Representatives to), directly or indirectly: (i) initiate, solicit, seek, induce or intentionally encourage or facilitate, any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal involving Parent or any Significant Parent Subsidiary, or engage in any discussions or negotiations with respect thereto, (ii) except as expressly permitted by this Agreement, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than the Company) with respect to an Acquisition Proposal, (iii) furnish any information regarding Parent or any Significant Parent Subsidiaries to, or afford access to the properties, books and records of Parent to, any Person (other than the Company) in connection with or in response to an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal involving Parent, (v) withhold, withdraw, qualify, amend or modify, in a manner adverse to the Company, or publicly propose to withdraw, qualify, amend or modify, in a manner adverse to the Company, the Parent Board Recommendation, (vi) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting, or relating to, any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement, or (vii) resolve or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.5(a) by Parent or any Significant Parent Subsidiary shall be deemed to be a breach of this Section 5.5(a) by Parent. Parent shall, and shall cause the Parent Subsidiaries and the Parent Representatives to, immediately cease and cause to be terminated any and all activities, discussions or negotiations with any Persons conducted prior to the date hereof by Parent, the Parent Subsidiaries or any of the Parent Representatives with respect to any Acquisition Proposal involving Parent or a Parent Subsidiary.
Parent agrees that it will promptly inform the Parent Representatives of the obligations undertaken in this Section 5.5.
Nothing in this Section 5.5 shall restrict Parent or any Parent Subsidiary from making any acquisition that is otherwise permitted by Section 5.1(b)(vi).
               (b) Notwithstanding anything to the contrary contained in Section 5.5(a), if at any time following the date hereof and prior to Parent securing the Parent Shareholder Approval (i) Parent has received an unsolicited, bona fide written Acquisition Proposal involving Parent or any Significant Parent Subsidiary that did not result from a breach of this Section 5.5 and (ii) the Parent Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Parent Superior Proposal, then Parent may then take the following actions: (A) furnish information with respect to Parent and the Parent Subsidiaries to the Person making such Acquisition Proposal and its representatives and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal and its representatives regarding such Acquisition Proposal; provided, that Parent (x) will not, and will not allow the Parent Subsidiaries and the Parent Representatives to, disclose any information to such Person without first entering into a confidentiality agreement that contains provisions restricting such Person that are no less favorable in the aggregate to Parent than those contained in the Confidentiality Agreement and (y) will as promptly as practicable provide to the Company any material information concerning Parent or the Parent Subsidiaries provided or made available to such other Person (or its representatives) which was not previously provided or made available to the Company.
               (c) In addition to the obligations of Parent set forth in Sections 5.5(a), (b) and (d) hereof, as promptly as reasonably practicable (and in any event within 24 hours) after receipt of any Acquisition Proposal or any request for nonpublic information or any request or inquiry relating in any way to, or that would reasonably be expected to lead to, any Acquisition Proposal, Parent shall provide the Company with notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided to it in connection with such Acquisition Proposal, request or inquiry. In addition, Parent shall provide the Company as promptly as practicable (and in any event within one Business Day) with all information as is reasonably necessary to keep the Company reasonably informed of all material developments and any changes to the economic or other material terms of, any such Acquisition Proposal, request or inquiry, and shall provide, as promptly as reasonably practicable, to the Company (i) a copy of all material written materials (including material written materials provided by email or otherwise in electronic format) provided by or to Parent, any of the Parent Subsidiaries or the Parent Representatives making or materially amending, modifying or supplementing such Acquisition Proposal, request or inquiry, or (ii) if oral, a reasonably detailed summary of the terms of such Acquisition Proposal, request or inquiry, and any material amendment, modification or supplementation thereof.
               (d) Notwithstanding anything to the contrary contained in Section 5.5(a), the Parent Board may, in response to a Parent Superior Proposal, terminate this Agreement pursuant to Section 7.1(e)(ii) and concurrently enter into a definitive agreement with respect to such Parent Superior Proposal, if all of the following conditions are met, as applicable: (i) such Parent Superior Proposal (A) has been made and has not been withdrawn, and (B) continues to constitute a Parent Superior Proposal; (ii) either (A) such Parent Superior Proposal requires or conditions the consummation of the Acquisition Proposal on Parent’s termination of this Agreement or (B) after ten Business Days’ prior written notice, during which period Parent shall have engaged in good faith negotiations with the Company and the other Person to enable the consummation of both the transactions contemplated by this Agreement and such Acquisition Proposal, (1) the Company and Parent have not reached agreement and amended this Agreement to permit Parent to pursue such Parent Superior Proposal in accordance with its terms, and (2) the Company has not waived those breaches of this Agreement that would result if Parent entered into a Parent Alternative Acquisition Agreement or consummated a Parent Superior Proposal, in order to permit Parent to pursue such Parent Superior Proposal in accordance with its terms, without adverse consequence to Parent, Merger Sub or Merger LLC hereunder; provided that such ten Business Day period shall (x) only be imposed one time with respect to any Person that makes such an Acquisition Proposal, and (y) run concurrently with any other applicable notice period under this Section 5.5(d); (iii) the Parent Shareholder Approval has not theretofore been obtained; (iv) Parent has (A) initially provided to the Company five Business Days’ prior written notice which shall state expressly (1) that it has received an Acquisition Proposal that it has determined or is prepared to determine constitutes a Parent Superior Proposal, (2) the material terms and conditions of the Parent Superior Proposal (including the consideration offered therein and the identity of the Person making the Parent Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements making such Parent Superior Proposal and other material documents, including the definitive agreement with respect to such Parent Superior Proposal (the “Parent Alternative Acquisition Agreement”) (it being understood and agreed that any amendment to the financial terms or any other material term of such Parent Superior Proposal shall require a notice and a new period, which shall be 72 hours instead of five Business Days) and (3) that it intends to terminate this Agreement, and (B) prior to terminating this Agreement, to the extent requested by the Company, engaged in good faith negotiations with the Company to amend this Agreement in such a manner that the Parent Alternative Acquisition Agreement ceases to constitute a Parent Superior Proposal or enables the consummation of both the transactions contemplated by this Agreement and such Acquisition Proposal; (v) the Parent Board has determined in good faith, after consultation with its legal counsel, that, in light of such Parent Superior Proposal and taking into account any revised terms offered by the Company, the failure to terminate this Agreement and enter into the Parent Alternative Acquisition Agreement would reasonably be expected to constitute a breach of its fiduciary duties under applicable Law; (vi) Parent shall not have breached any of the provisions set forth in this Section 5.5 in any material respect; and (vii) in advance of or concurrently with such termination, Parent pays the Parent Termination Fee.
               (e) Nothing contained in this Section 5.5 shall prohibit the Parent Board from (i) disclosing to the shareholders of Parent a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the shareholders of Parent if the Parent Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would constitute a breach of its fiduciary duties to the shareholders of Parent under applicable Law (for the avoidance of doubt, it being agreed that the issuance by Parent or the Parent Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Parent Board Recommendation).
          5.6 Appropriate Action; Consents; Filings.
               (a) Upon the terms and subject to the conditions set forth in this Agreement, the Company and Parent shall cooperate and use their reasonable best efforts (subject to, and in accordance with, applicable Law) to take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist the other Party in doing all things necessary, proper or advisable on its part under applicable Law or otherwise to (i) consummate and make effective, the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including, those in connection with the HSR Act, the NGA, PUHCA 2005 and the Illinois Statutes), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) cause the satisfaction of all conditions set forth in Article 6, (iv) resolve all lawsuits or other legal, regulatory or other governmental proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order, (v) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, non-appealable order, and (vi) as promptly as practicable, and in any event within 60 days after the date hereof, make or cause to be made all necessary applications and filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Merger and Subsequent Merger required under the HSR Act and the Illinois Statutes and any other applicable Law; provided, that the Company and Parent shall cooperate with each other in connection with determining whether any action by or in respect of, or filing with, any Governmental Entity is required in connection with the consummation of the Merger and the Subsequent Merger and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. No Party to this Agreement shall consent to any voluntary delay of the Closing at the behest of any Governmental Entity without the consent of the other Parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned. Parent shall not, except as may be consented to in writing by the Company, directly or indirectly through one or more of its affiliates, seek to acquire or acquire any regulated gas distribution utility (x) in the State of Illinois or (y) in any other jurisdiction, if such acquisition would present more than a de minimis risk of materially delaying or materially increasing the risk of any of the Parties hereto not obtaining the approval of the ICC with respect to the transactions contemplated by this Agreement. The Company and Parent will consult with each other prior to agreeing to any merger requirements sought by any Governmental Entity, to the extent permitted under applicable Law. Nothing in this Section 5.6 shall obligate Parent or the Company or any of their respective Subsidiaries to take any action that is not conditioned on the Closing.
               (b) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement or (ii) disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable; provided, however that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Real Property Leases and Company Scheduled Contracts in connection with the consummation of the Merger or the Subsequent Merger and in seeking any such actions, consents, approvals or waivers. In the event that either Party shall fail to obtain any third party consent described in this Section 5.6(b), such Party shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by the other Party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, as applicable, from the failure to obtain such consent.
               (c) Without limiting the generality of anything contained in this Section 5.6, each Party hereto shall: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other Parties of any communication to or from the Federal Trade Commission, the Department of Justice, FERC, the ICC or any other Governmental Entity regarding the Merger or the Subsequent Merger. Each Party hereto will consult and cooperate with the other Parties and will consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each Party hereto will permit authorized representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.
               (d) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
          5.7 Certain Notices. From and after the date of this Agreement until the Effective Time, each Party hereto shall promptly notify the other Party hereto of (a) the occurrence or non-occurrence of any event that would be likely to cause any condition to the obligations of any Party to effect the Merger, the Subsequent Merger or any other transaction contemplated by this Agreement not to be satisfied or (b) the failure of the Company, Parent, Merger Sub or Merger LLC, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger, the Subsequent Merger or any other transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.
          5.8 Public Announcements. Each of the Company, Parent, Merger Sub and Merger LLC agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any Party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant Party is subject, in which case the Party required to make the release or announcement shall use its commercially reasonable efforts to allow each other Party reasonable time to comment on such release or announcement in advance of such issuance. The Company, Parent, Merger Sub and Merger LLC agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.
          5.9 Employee Benefit Matters.
               (a) For a period of one year following the Effective Time (the “Benefit Protection Period”), Parent shall either (i) assume and maintain, or cause the Parent Subsidiaries, including the Surviving Company, to assume and maintain, for the benefit of the employees of the Company and Company Subsidiaries immediately prior to the Effective Time (the “Company Employees”), the Company Benefit Plans (other than the Company Equity Plans and the ESPP) at the benefit levels in effect on the date of this Agreement and provide or cause the Parent Subsidiaries, including the Surviving Company, to provide compensation and benefits to each Company Employee under the Company Benefit Plans or other employee benefit plans or compensation arrangements of Parent or any of the Parent Subsidiaries that have a value sufficient to replace the value of the compensation and benefits provided to such Company Employee under the Company Benefit Plans immediately prior to the Effective Time taking into account the value of equity based compensation, or (ii) provide or cause the Parent Subsidiaries, including the Surviving Company, to provide compensation and benefits to each Company Employee that, taken as a whole (including equity based compensation), is not less favorable in the aggregate than the compensation and benefits provided to such Company Employee immediately prior to the Effective Time.
               (b) Without limiting the generality of Section 5.9(a), from and after the Effective Time, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Company, to, assume, honor and continue without amendment during the Benefit Protection Period or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, retention and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company and any Company Employee), in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law or as consented to by the parties thereto.
               (c) Without limiting the generality of Section 5.9(a), the Surviving Company and its Subsidiaries shall be permitted to make payments to Company Employees pursuant to annual cash incentive plans with respect to the annual performance period in which the Effective Time occurs upon the terms and conditions consistent with the terms of the annual cash incentive plans as in effect on the date hereof, or such future plans as may be established by the compensation committee of the

Company Board, consistent with the parameters set forth on Section 5.9(c) of the Company Disclosure Letter, for annual performance periods commencing after the date hereof, which such future plans shall be consistent with the Company’s and the Company Subsidiaries’ business plans and past practice.
               (d) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of the Parent Subsidiaries, including the Surviving Company (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any Company Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of the Parent Subsidiaries, including the Surviving Company; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.
               (e) Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Company, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of the Parent Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Company, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.
          5.10 Takeover Laws. If any “control share acquisition”, “fair price”, “business combination” or other state takeover statute or similar Law becomes or is deemed to be applicable to the Merger, including the acquisition of Shares pursuant thereto, the Subsequent Merger or any other transaction contemplated by this Agreement, then the Company Board or the Parent Board, as applicable, shall take all action reasonably available to it (i) to render such Law inapplicable to the foregoing and (ii) to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such Law on the Merger, the Subsequent Merger or any other transaction contemplated hereby .

          5.11 Indemnification of Directors and Officers.
               (a) For a period beginning at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and the Surviving Company shall indemnify and hold harmless all former and current directors, officers and employees of the Company or any Company Subsidiary to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company Charter, the Company Bylaws, the articles of incorporation and bylaws, or equivalent organizational or governing documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers and employees of the Company or any Company Subsidiary, arising out of acts or omissions in their capacity as directors, officers or employees of the Company or any Company Subsidiary occurring at or prior to the Effective Time; provided, however, that Parent agrees, and Parent will cause the Surviving Company to, indemnify and hold harmless such persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby. Parent and the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.11 in accordance with the procedures and limitations set forth in the Company Charter, the Company Bylaws, the articles of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the date of this Agreement; provided, however, that the director, officer or employee to whom expenses are advanced undertakes to repay such advanced expenses to Parent and the Surviving Company if it is ultimately determined that such director, officer or employee is not entitled to indemnification pursuant to this Section 5.11(a). Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.11(a) shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.
               (b) For not less than six years from and after the Effective Time, the governing documents of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws. The indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.
               (c) For the benefit of the Company’s directors and officers, as of the date of this Agreement and as of the Effective Time, the Company shall be permitted, prior to the Effective Time, to obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the annual premium payable by the Company for any such policy shall not exceed 250% of the last annual premium paid by the Company for comparable director and officer insurance coverage prior to the date of this Agreement but in such case may purchase as much coverage as is available for such amount. If the Company is unable to purchase such D&O Insurance prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, as of the Effective Time, obtain and fully pay the premium for D&O Insurance that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the last annual premium paid by the Company for comparable director and officer insurance coverage prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder for a period of not less than six years from and after the Effective Time.
               (d) In the event Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving company or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.11.
               (e) The obligations under this Section 5.11 shall not be terminated or modified in such a manner as to adversely affect any former or current directors, officers and employees of the Company to whom this Section 5.11 applies without the consent of such affected Person (it being expressly agreed that the persons to whom this Section 5.11 applies are express third party beneficiaries of this Section 5.11).
               (f) In the event of any breach by the Surviving Company or Parent of this Section 5.11, the Surviving Company or Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any former or current directors, officers and employees of the Company in enforcing the indemnity and other obligations provided in this Section 5.11 as such fees are incurred upon the written request of such person.
          5.12 Parent Agreements Concerning Merger Sub and Merger LLC. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub and Merger LLC of, and the compliance by Merger Sub and Merger LLC with, all of the covenants, agreements, obligations and undertakings of Merger Sub and Merger LLC under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub and Merger LLC hereunder. Parent shall, promptly following execution of this Agreement, approve and adopt this Agreement in its capacity as sole shareholder of Merger Sub and as the sole member of Merger LLC and deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the articles of incorporation and bylaws of Merger Sub and the articles of organization and operating agreement of Merger LLC.
          5.13 Financing.
               (a) Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including (i) taking actions to enforce its rights under the Commitment Letter and (ii) using its reasonable best efforts to (A) negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms no more adverse to the Company in any material respect, (B) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in such definitive agreements and (C) consummate the Financing at or prior to the Effective Time. Parent will furnish correct and complete copies of all such definitive agreements to the Company promptly upon their execution. Parent and Merger Sub shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to complete the Financing.
               (b) Each of Parent and Merger Sub shall not agree to any amendment, replacement, supplement or other modification of, or waive any of its rights under or consent to the assignment of, the Commitment Letter or any definitive agreements related to the Financing, in each case, without the Company’s prior written consent, including any such amendment, replacement, supplement or other modification to or assignment or waiver of any provision of the Commitment Letter that amends, supplements or otherwise modifies the conditions precedent to the Financing; provided, however, that (i) Parent may terminate and replace the Commitment Letter with a New Commitment Letter or (ii) Parent may amend the Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of the date hereof so long as (x) the addition of such lenders, lead arrangers, bookrunners, syndication agents or similar entities would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement and (y) the Arranger (as defined in the Commitment Letter) shall remain obligated and committed to fund its financing commitments under the Commitment Letter (as in effect prior to any such amendment) on the terms and conditions of, and subject to the assignment provisions set forth in, the Commitment Letter (as in effect prior to any such amendment). Upon any such amendment, replacement, supplement or modification of the Commitment Letter in accordance with this Section 5.13(b), the term “Commitment Letter” shall mean the Commitment Letter as so amended, supplemented or modified in accordance with this Section 5.13(b) or any New Commitment Letter in replacement of the Commitment Letter, as the case may be, and, in the event that Parent or Merger Sub obtains Alternative Financing in accordance with Section 5.13(c), the term “Commitment Letter” shall mean the commitment letter (as amended, replaced, supplemented or modified in accordance with this Section 5.13(b)) related to the Alternative Financing. The term “New Commitment Letter” shall mean the instrument replacing the existing Commitment Letter that (A) is on terms no less beneficial to Parent and its Subsidiaries (after giving effect to the Merger and Subsequent Merger) than those set forth in the Commitment Letter, including as to permitted dividends and the impact of the Financing contemplated thereby on Parent’s credit rating; (B) does not involve any conditions precedent to funding the Financing that are not contained in the Commitment Letter; and (C) would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.
               (c) In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter (as such terms may be modified or adjusted in accordance with the terms of, and within the limits of, the “flex” provisions contained in the Commitment Letter or accompanying fee letter) for any reason, each of Parent and Merger Sub shall use its reasonable best efforts to obtain, as promptly as practicable but no later than the Initial Outside Date (or, if applicable, the Extended Outside Date), financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement and that would not (i) involve any conditions to funding the Financing that are not contained in the Commitment Letter; (ii) reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; and (iii) include terms that would be materially adverse when compared to the terms of the Commitment Letter (an alternative financing meeting the foregoing requirements shall be an “Alternative Financing”). In the event that Alternative Financing shall be obtained pursuant to this Section 5.13(c), Parent and Merger Sub shall comply with the covenants in Section 5.13(b) with respect to such Alternative Financing.
               (d) Parent and Merger Sub shall give the Company prompt written notice of any material breach by any party of the Commitment Letter (or commitments for any Alternative Financing obtained in accordance with this Section 5.13) of which Parent or Merger Sub becomes aware, any termination of the Commitment Letter (or commitments for any Alternative Financing obtained in accordance with this Section 5.13) or any condition precedent of the Financing (or any Alternative Financing obtained in accordance with this Section 5.13) which Parent and Merger Sub have any reason to believe will not be satisfied at the Effective Time, as applicable.
               (e) At Parent’s request, the Company shall, and shall cause the Company Subsidiaries and the Company Representatives to, at Parent’s sole expense, use its and their reasonable best efforts to (x) cooperate with Parent to complete the Financing (or any Alternative Financing) and any other financing or refinancing transactions undertaken by Parent or any Parent Subsidiary to the extent that information relating to, or the participation by members of management of, the Company is reasonably necessary in connection therewith; and (y) provide all information and assistance that is customarily provided in financings comparable to the proposed Financing or such other financing or refinancing transaction, as the case may be. Without limiting the generality of the foregoing, the Company shall (i) furnish to Parent as promptly as practicable, upon Parent’s request from time to time, all Required Financial Information; (ii) use its reasonable best efforts to furnish to Parent, as promptly as reasonably practicable, other information with respect to the Company reasonably requested by Parent in writing so that Parent may satisfy the applicable SEC requirements for a public capital markets offering as set forth on Section 5.13(e) of the Parent Disclosure Letter (to the extent such matters set forth on such Section 5.13(e) of Parent Disclosure Letter are consistent with SEC requirements); (iii) use its reasonable best efforts to furnish to Parent, as promptly as reasonably practicable, information relating to the Company reasonably requested by Parent in writing (including such requests made after the provision of the Required Financial Information) that is customarily used in the preparation of customary offering or information documents or rating agency, lender presentations or road shows relating to such financing, including the Company Financial Statements and budgets; (iv) upon reasonable advance notice (which notice shall not be less than three Business Days in the event of road shows or other sessions requiring out-of-town travel), participate in a reasonable number of investor presentations, road shows, due diligence sessions and rating agency presentations in connection with such financing; (v) assist with the preparation, including upon reasonable advance notice (subject to the parenthetical in clause (iv) above) participating in a reasonable number of drafting sessions, of one confidential information memorandum, offering memorandum or other offering document, (including any amendments or supplements thereto and an additional version of any confidential information memorandum for use by “public-side” lenders) in connection with any such financing; (vi) request required consents of accountants for use of their reports in any materials relating to any such financing where the inclusion of such reports is necessary and the delivery of customary comfort letters and customary representation letters; (vii) use its reasonable best efforts to facilitate pledging collateral in connection with any debt portion of the Financing from and after the Closing as may be reasonably requested by Parent (provided that any obligations contained in such documents shall be effective no earlier than as of the Closing); (viii) take such corporate actions (subject to the occurrence of the Closing) as are reasonably necessary to complete any such financing; (ix) refrain from syndicating or issuing, attempting to syndicate or issue, announcing or authorizing the announcement of the syndication or issuance of, or engaging in discussions concerning the syndication or issuance of, any debt facility or any debt or equity security of the Company or any Company Subsidiaries, except as set forth in Section 5.13(e) of the Company Disclosure Letter and (x) use reasonable best efforts to facilitate the execution and delivery (at the Closing) of definitive documents related to the Financing. Notwithstanding the foregoing, nothing in this Section 5.13(e) shall require the cooperation or participation of the Company to the extent it would unreasonably interfere with the business or operations of the Company or the Company Subsidiaries or otherwise unreasonably interfere with the prompt and timely discharge by the Company’s or any Company Subsidiary’s employees of their normal duties.

Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of the Company Subsidiaries shall (A) be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment in connection with the Financing or any of the foregoing prior to the Effective Time, and Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company, the Company Subsidiaries and the Company Representatives in connection with the Financing or any cooperation pursuant to this Section 5.13(e), (B) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing (or Alternative Financing), unless and until the Closing occurs or (C) incur any other liability in connection with the Financing (or any Alternative Financing) prior to the Effective Time, other than as expressly contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall require the Company Board to take any action to approve the Financing, the Alternative Financing or any other financing in connection with the Merger or Subsequent Merger. Parent and Parent Subsidiaries shall indemnify and hold harmless the Company and the Company Subsidiaries and each of their respective officers, directors, employees, agents, representatives, successors and assigns from and against any and all damages, fees, costs and expenses suffered or incurred by them other than those liabilities, damages, fees, costs and expenses arising out of a material misstatement in or failure to state a material fact pertinent to the information provided by or on behalf of the Company pursuant to this Section 5.13(e), in connection with the arrangement of the Financing (or any Alternative Financing) or the use of any offering documents contemplated by this Section 5.13.
               (f) All non-public or other confidential information provided by the Company pursuant to Section 5.13(e) shall be kept confidential in accordance with Section 5.3 and the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to potential sources of capital and to rating agencies and prospective lenders and investors in connection with marketing any Financing as reasonably required in connection with the Financing, subject to the requirements of applicable Law and customary confidentiality provisions (including confidentiality provisions necessary for the Company to comply with its obligations under Regulation FD promulgated under the Exchange Act).
          5.14 Section 16 Matters. Prior to the Effective Time, the Company Board and the Parent Board, or an appropriate committee of non-employee directors thereof, shall take all such steps as may be required consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Shares or other Equity Interests in the Company (including Company Options, RSUs or other derivative securities) or acquisitions of Equity Interests in Parent (including derivative securities) pursuant to this Agreement shall be an exempt transaction under Rule 16b-3 promulgated under the Exchange Act. The Company and Parent shall provide copies of such resolutions to counsel to the other Party.

          5.15 Transfer of Shares. Prior to the Effective Time or the earlier termination of this Agreement, except as otherwise provided herein, Parent, Merger Sub and Merger LLC shall not: (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), or consent to any of the foregoing (each a “Transfer”), any Shares owned, of record or beneficially, by Parent, Merger Sub or Merger LLC or any right or interest therein; (b) enter into any Contract, option or other agreement, arrangement or understanding with respect to any Transfer of such Shares; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to such Shares; (d) deposit such Shares into a voting trust, or enter into a voting agreement or arrangement with respect to such Shares; or (e) take any other action that would in any way restrict, limit or interfere with the performance of Parent’s, Merger Sub’s or Merger LLC’s obligations hereunder or the transactions contemplated hereby.
          5.16 Stock Exchange Listing. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing.
          5.17 Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement, including the Merger, the Subsequent Merger and the Share Issuance, shall be paid by either Merger Sub, the Surviving Corporation or the Surviving Company, and the Company shall cooperate with Merger Sub, the Surviving Corporation, the Surviving Company and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.
          5.18 Tax Treatment.
               (a) The Company, Parent, Merger Sub and Merger LLC intend that the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, be treated, and each of them shall use its best efforts to cause the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, to be treated, for U.S. federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Common Stock converted in such merger into the right to receive the consideration provided for hereunder, and each shall (i) take no action inconsistent with such treatment, (ii) not fail to take any action necessary to preserve such treatment, (iii) file all Tax Returns consistent with such treatment, and (iv) take no position inconsistent with such treatment, in each case, unless required to do so by applicable Law.

               (b) The Company, Parent, Merger Sub and Merger LLC hereby adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
               (c) The Company, Parent, Merger Sub and Merger LLC hereby elect, pursuant to Notice 2010-25, I.R.B. 2010-14, to apply the provisions of the Proposed Treasury Regulations Section 1.368-1T(e)(2) with respect to measuring continuity of interest issued under Section 368. None of the Company, Parent, Merger Sub and Merger LLC shall adopt treatment inconsistent with this election.
               (d) The Company shall immediately notify Parent, if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, from being treated as a “reorganization” under Section 368(a) of the Code. On the date of effectiveness of the Form S-4 and the Closing Date, the Company shall deliver to counsel duly executed certificates containing such representations as may be reasonably requested by counsel for purposes of rendering the opinions described in Sections 6.2(d) and 6.3(d), the “Company Tax Certificates.”
               (e) Parent shall immediately notify the Company, if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, from being treated as a “reorganization” under Section 368(a) of the Code. On the date of effectiveness of the Form S-4 and the Closing Date, Parent shall deliver to counsel duly executed certificates containing such representations as may be reasonably requested by counsel for purposes of rendering the opinions described in Sections 6.2(d) and 6.3(d), the “Parent Tax Certificates.”
          5.19 Company Preferred Stock. The Company agrees to redeem any and all outstanding shares of Company Preferred Stock, pursuant to its terms, prior to the record date for any vote to be held at the Company Shareholder Meeting.
          5.20 Parent Board. Parent shall take all actions as may be reasonably necessary to cause, as of the Effective Time, the Parent Board to be comprised of (a) the 12 current directors of the Parent Board and (b) four directors designated by the Company, subject to the approval of Parent, not to be unreasonably withheld or delayed, (each, a “Company Designee”). At the first annual meeting of Parent following the Closing, Parent shall nominate each of the Company Designees, and use reasonable efforts to cause each Company Designee, to be reelected to the Parent Board. Parent shall also take all actions as may be reasonably necessary to cause, as of the Effective Time, at least one Company Designee to serve on each of the Audit Committee, Compensation and Management Development Committee, Executive Committee,

Finance and Risk Management Committee and Nominating, Governance and Corporate Responsibility Committee of the Parent Board.
          5.21 Post-Merger Operations.
               (a) Distribution Company Corporate Offices. (i) The Surviving Company shall maintain its operating headquarters in, and (ii) the operating headquarters of Parent’s gas distribution business shall be relocated to, the Chicago, Illinois metropolitan area for a period of not less than five (5) years following the Effective Time (unless required to relocate such headquarters by the ICC).
               (b) Corporate Philanthropy. For a period of not less than five years after the Effective Time, the Surviving Company shall maintain philanthropic contributions and community support in the State of Illinois at levels consistent with those provided by the Company and Company Subsidiaries within their service areas.
               (c) Headcount. For a period of three years after the Effective Time, the Surviving Company shall maintain the number of full time equivalent employees involved in the operation of the Surviving Company’s gas distribution business in the State of Illinois at a level comparable to the current level.
          5.22 Dividends. Each of Parent and the Company shall coordinate with the other regarding the declaration and payment of dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of Parent and the Company that no holder of Parent Common Stock or Company Common Stock shall receive two dividends, or fail to receive one dividend, for any single calendar quarter (or portion thereof) with respect to its shares of Parent Common Stock or Company Common Stock, as the case may be, and/or any shares of Parent Common Stock any holder of Company Common Stock receives pursuant to the Merger. For the avoidance of doubt, it is the Parties’ intent that (i) the first quarterly dividend paid to the holders of Parent Common Stock (including former holders of Company Common Stock) following the Effective Time shall be paid in accordance with Parent’s dividend policy, to be adopted immediately after the Effective Time, and in no event later than the first record date for the payment of dividends after the Closing Date, and (ii) the Parties accordingly shall coordinate their declaration and payment of dividends prior to the Effective Time and Parent shall coordinate the declaration and payment of its dividends after the Effective Time.
          5.23 Transition Committee. As promptly as practicable after the date hereof, Parent and the Company shall establish a transition planning committee (the “Transition Committee”) consisting of seven individuals, four of whom shall be designated by Parent and three of whom shall be designated by the Company. Parent shall designate the chairman of the Transition Committee who shall be one of the Parent designees to the Transition Committee. The activities of the Transition Committee shall include:

               (a) the development of regulatory plans and proposals, corporate organizational and management plans, workforce combination proposals and other matters as the Transition Committee deems appropriate; and
               (b) subject to the obligations under Section 5.21, the evaluation of the appropriate manner in which to organize and manage the businesses, operations and assets of Parent and the Surviving Company after the Effective Time.
          5.24 Company Notices. Prior to the Closing Date, the Company shall use its reasonable best efforts to provide each notice required, as a consequence of the consummation of the transactions contemplated by this Agreement, by any Contract to which the Company or any Company Subsidiary is a party, where failure to provide such notice would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGER
          6.1 Conditions to Obligations of Each Party to Consummate the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction or waiver by a joint action of the Parties hereto at or prior to the Effective Time of each of the following conditions:
               (a) Shareholder Approvals. The Company shall have obtained the Company Shareholder Approval and Parent shall have obtained the Parent Shareholder Approval.
               (b) Stock Exchange Listing. The shares of Parent Common Stock issuable to the Company’s shareholders pursuant to this Agreement and pursuant to the RSUs shall have been approved for listing on the NYSE, subject to official notice of issuance.
               (c) No Injunction. No federal or state court of competent jurisdiction or other Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or the Subsequent Merger; provided, however, that the condition in this Section 6.1(c) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.2 or Section 5.6 shall have been the cause of, or shall have resulted in, such order, decree, judgment, injunction or other ruling.
               (d) Governmental Approvals. The Company Required Governmental Approvals shall have been obtained (including, in each case, the expiration or termination of any applicable waiting period, together with any extensions thereof, under the HSR Act) at or prior to the Effective Time, such approvals shall have become Final Orders and such Final Orders shall not, individually or in the aggregate, include or impose any Material Adverse Term. For purposes of this section, a “Final Order” means an action by the relevant Governmental Entity that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by Law have been satisfied.
               (e) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated by the SEC.
          6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the satisfaction (unless waived by Parent or Merger Sub) on or prior to the Effective Time of the following conditions:
               (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.2(a) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct has not, individually or in the aggregate, had a Company Material Adverse Effect (without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties). The representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d) and 3.3(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date). Parent shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company to that effect.
               (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
               (c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.
               (d) Tax Opinion. Parent shall have received an opinion of Dewey & LeBoeuf LLP dated as of the Closing Date, to the effect that, for U.S. federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Dewey & LeBoeuf LLP may rely upon representations contained herein and may receive and rely upon representations from Parent, the Company and others, including representations from Parent in the Parent Tax Certificate and representations from the Company in the Company Tax Certificate, in each case, that are reasonably satisfactory to Dewey & LeBoeuf LLP.
          6.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger and the other transactions contemplated herein are also subject to the satisfaction (unless waived by the Company) on or prior to the Effective Time of the following conditions:
               (a) Representations and Warranties. Each of the representations and warranties of Parent, Merger Sub and Merger LLC contained in this Agreement shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.3(a) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct has not, individually or in the aggregate, had a Parent Material Adverse Effect (without regard to materiality or Parent Material Adverse Effect qualifiers contained within such representations and warranties). The representations and warranties of Parent set forth in Sections 4.2(a), 4.2(b), 4.2(c), 4.2(d) and 4.3 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date). The Company shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of Parent to that effect.
               (b) Agreements and Covenants. Each of Parent, Merger Sub and Merger LLC shall have performed or complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
               (c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.
               (d) Tax Opinion. The Company shall have received an opinion of Latham & Watkins LLP, dated as of the Closing Date, to the effect that, for U.S. federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, will constitute a “reorganization”

within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Latham & Watkins LLP may rely upon the representations contained herein and may receive and rely upon representations from Parent, the Company, and others, including representations from Parent in the Parent Tax Certificate and representations from the Company in the Company Tax Certificate, in each case, that are reasonably satisfactory to Latham & Watkins LLP.
ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER
          7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, and the Merger contemplated hereby may be abandoned by action taken or authorized by the board of directors of the terminating Party or Parties, whether before or after receipt of the Company Shareholder Approval or the Parent Shareholder Approval:
               (a) By mutual written consent of Parent and the Company;
               (b) By either the Company or Parent, if the Merger shall not have been consummated on or before December 30, 2011 (the “Initial Outside Date”); provided that if the Marketing Period has not been completed on or before December 17, 2011, the Initial Outside Date shall be extended until February 2, 2012; provided, further, that if on the Initial Outside Date the condition to the Closing set forth in Section 6.1(d) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied or waived (or shall be capable of being satisfied at the Closing), then the Initial Outside Date shall be extended to July 2, 2012 (the “Extended Outside Date”); provided further that the right to terminate this Agreement under this Section 7.1(b), shall not be available to any Party whose failure to fulfill any of its obligations under this Agreement shall have proximately contributed to the failure of the Effective Time to occur on or before such date;
               (c) By either the Company or Parent, if
     (i) the Company Shareholder Approval shall not have been obtained at the duly held Company Shareholder Meeting, including any adjournments thereof; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company has breached in any material respect any of its obligations under this Agreement in any manner that could reasonably have caused the failure to obtain the Company Shareholder Approval; or
     (ii) the Parent Shareholder Approval shall not have been obtained at the duly held Parent Shareholder Meeting, including any adjournments thereof; provided, however, that Parent may not terminate this Agreement pursuant to this Section

7.1(c)(ii) if Parent, Merger Sub or Merger LLC have breached in any material respect any of their respective obligations under this Agreement in any manner that could reasonably have caused the failure to obtain the Parent Shareholder Approval;
               (d) By either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity shall have issued an order or injunction or taken any other action, in each case, permanently enjoining, restraining or prohibiting the Merger, and such order, injunction or other action shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement under this Section 7.1(d) shall have used its reasonable best efforts to resist, resolve or lift such order, injunction or action, as applicable;
               (e) By Parent, (i) at any time prior to the receipt of the Company Shareholder Approval, if (A) the Company Board shall have effected a Change of Company Board Recommendation (whether or not in compliance with Section 5.4) or (B) the Company shall have entered into a merger agreement, letter of intent or other similar agreement relating to an Acquisition Proposal, or (ii) at any time prior to the receipt of the Parent Shareholder Approval, if the Parent Board determines to accept a Parent Superior Proposal in compliance with Section 5.5(d), but only in the case of clause (ii) if Parent shall prior to or concurrently with such termination pay the Parent Termination Fee, to or for the account of the Company;
               (f) By the Company, (i) at any time prior to the receipt of the Parent Shareholder Approval, if (A) the Parent Board shall have effected a Change of Parent Board Recommendation (in compliance with Section 5.5), (B) the Parent Board shall have effected a Change of Parent Board Recommendation in breach of Section 5.5 or Parent’s obligations set forth in the third sentence of Section 5.2(e), or (C) Parent shall have entered into a merger agreement, letter of intent or other similar agreement relating to an Acquisition Proposal in compliance with Section 5.5, or (ii) at any time prior to the receipt of the Company Shareholder Approval, if the Company Board determines to accept a Superior Proposal in compliance with Section 5.4(d), but only in the case of clause (ii) if the Company shall prior to or concurrently with such termination pay the Company Termination Fee, to or for the account of Parent;
               (g) [RESERVED]
               (h) By Parent, at any time prior to the Effective Time, if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, in any case, such that the conditions contained in Sections 6.2(a) or 6.2(b) are not reasonably capable of being satisfied, (ii) Parent shall have delivered to the Company written notice of such breach, and (iii) either such breach is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured in all material respects; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there has been any material breach by either

Parent or Merger Sub of its material representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects;
               (i) By the Company, at any time prior to the Effective Time, if: (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement in any case, such that the conditions contained in Sections 6.3(a) or 6.3(b) are not reasonably capable of being satisfied, (ii) the Company shall have delivered to Parent written notice of such breach, and (iii) either such breach is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(i) if there has been any material breach by the Company of its material representations, warranties or covenants contained in this Agreement (other than a breach solely due to a Financing Failure), and such breach shall not have been cured in all material respects; or
               (j) By the Company or Parent, if the conditions to Closing set forth in Section 6.1 and (i) Section 6.2 (in the case of the Company) or (ii) Section 6.3 (in the case of Parent) are satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied) and Parent, Merger Sub or Merger LLC are unable to satisfy their obligation to effect the Closing at such time because of a Financing Failure; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(j) shall not be available to any Party if there has been any material breach by such Party of its representations, warranties or covenants contained in this Agreement, which was a proximate cause of the Financing Failure.
          7.2 Effect of Termination.
               (a) In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, in either case, except with respect to Section 5.3 (Access to Information; Confidentiality), Section 5.8 (Public Announcements), Section 5.13(e) (Financing), this Section 7.2 and Article 8; provided, however, that no Party shall be relieved or released from any liability or damages arising out of its intentional and material breach of any of its representations, warranties or covenants set forth in this Agreement.
               (b) In the event that this Agreement is terminated:
     (i) pursuant to Section 7.1(e)(i) or Section 7.1(f)(ii), then the Company shall pay to Parent prior to or concurrently with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, a termination fee of $67,000,000 (the “Company Termination Fee”); provided, however, that in the event this

Agreement is properly terminated pursuant to Section 7.1(e)(i) or Section 7.1(f)(ii) with respect to an Acquisition Proposal (as the same may be modified, amended or supplemented) from a third party prior to the 45th day after the date of this Agreement (or, if later, terminated on the 3rd Business Day following the date on which Parent’s most recent matching period shall have expired with respect to the Person having made such Acquisition Proposal), then, but only then, the Company Termination Fee shall be $36,000,000;
     (ii) pursuant to Section 7.1(h) due to a material breach of Section 5.4, then the Company shall reimburse Parent upon demand for all documented out-of-pocket fees and expenses incurred or paid on or on behalf of Parent in connection with the Merger or the Subsequent Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by Parent, and, in the event that within six months after such termination, the Company shall have entered into a definitive agreement or consummated a transaction with respect to an Acquisition Proposal, then the Company shall pay the Company Termination Fee (less any amounts previously paid pursuant to this clause (b)(ii)) to Parent no later than two Business Days after the earlier of the date that the Company enters into such definitive agreement or consummates such transaction with respect to such Acquisition Proposal. For purposes of this Section 7.2(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%” and the references to “Person” shall be deemed to be references to “the Company or Nicor Gas”;
     (iii) pursuant to Section 7.1(c)(i) or Section 7.1(h) (other than as set forth in Section 7.2(b)(ii)) and (A) prior to the Company Shareholder Meeting or the breach giving rise to Parent’s right to terminate under Section 7.1(h), an Acquisition Proposal involving the Company shall have been made to the Company or the Company Board or publicly disclosed and not withdrawn and (B) within twelve months after such termination, the Company shall have entered into a definitive agreement or consummated a transaction with respect to such Acquisition Proposal (or any modification thereof), then the Company shall pay the Company Termination Fee to Parent no later than two Business Days after the earlier of the date that the Company enters into such definitive agreement or consummates such transaction with respect to such Acquisition Proposal. For purposes of this

Section 7.2(b)(iii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%” and the references to “Person” shall be deemed to be references to “the Company or Nicor Gas.”
               (c) In the event that this Agreement is terminated
     (i) pursuant to Section 7.1(e)(ii) or clause (A) or (C) of Section 7.1(f)(i), then Parent shall pay to the Company prior to or concurrently with such termination, in the case of a termination by Parent, or within two Business Days thereafter, in the case of a termination by the Company, a termination fee of $67,000,000 (the “Parent Termination Fee”);
     (ii) pursuant to Section 7.1(i) due to a material breach of Section 5.5 or Parent’s obligations set forth in the third sentence of Section 5.2(e), then Parent shall reimburse the Company upon demand for all documented out-of-pocket fees and expenses incurred or paid on or on behalf of the Company in connection with the Merger or the Subsequent Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by the Company, and, in the event that within six months after such termination, Parent shall have entered into a definitive agreement or consummated a transaction with respect to an Acquisition Proposal, then Parent shall pay the Parent Termination Fee (less any amounts previously paid pursuant to this clause (c)(ii)) to the Company no later than two Business Days after the earlier of the date that Parent enters into such definitive agreement or consummates such transaction with respect to such Acquisition Proposal. For purposes of this Section 7.2(c)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%” and the references to “Person” shall be deemed to be references to “Parent”;
     (iii) pursuant to Section 7.1(c)(ii) or Section 7.1(i) (other than as set forth in Section 7.2(c)(ii)) and (A) prior to the Parent Shareholder Meeting or the breach giving rise to the Company’s right to terminate under Section 7.1(i), an Acquisition Proposal involving Parent shall have been made to Parent or the Parent Board or publicly disclosed and not withdrawn and (B) within twelve months after such termination, Parent shall have entered into a definitive agreement or consummated a transaction with respect to such Acquisition Proposal (or any modification thereof), then Parent shall pay the Parent Termination Fee no later than two Business Days after the earlier of the date that Parent enters into such definitive agreement or consummates such transaction with respect to such Acquisition Proposal. For purposes of this Section 7.2(c)(iii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%” and the references to “Person” shall be deemed to be references to “Parent”;
     (iv) pursuant to Section 7.1(j), then Parent shall pay the Company a termination fee of $115,000,000 (the “Financing Failure Fee” and together with the Company Termination Fee and Parent Termination Fee, the “Termination Fees”) no later than two Business Days after such termination.
               (d) In the event this Agreement is terminated:
     (i) pursuant to Section 7.1(c)(i), then the Company shall reimburse Parent upon demand for all documented out-of-pocket fees and expenses incurred or paid on or on behalf of Parent in connection with the Merger or the Subsequent Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by Parent and any Termination Fee subsequently paid in respect of such termination shall be reduced by the amount so paid;
     (ii) pursuant to Section 7.1(c)(ii), then Parent shall reimburse the Company upon demand for all documented out-of-pocket fees and expenses incurred or paid on or on behalf of the Company in connection with the Merger or the Subsequent Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by the Company and any Termination Fee subsequently paid in respect of such termination shall be reduced by the amount so paid.
               (e) All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable.
               (f) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements,

Parent, Merger Sub and the Company would not enter into this Agreement. It is acknowledged and agreed that the Termination Fees are not a penalty, but rather are liquidated damages representing a reasonable estimate of the amount that would compensate the Company or Parent and Merger Sub in the circumstances in which such Termination Fee is payable, absent an intentional breach of this Agreement. In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.2(b) and in no event shall Parent be required to pay to the Company more than one Parent Termination Fee pursuant to Section 7.2(c). It is further acknowledged and agreed that, upon payment of a Termination Fee, the paying Party (and in the case of Parent, Merger Sub and Merger LLC) shall have no further liability or obligation with respect to this Agreement or the transactions contemplated hereby and the right to receive such Termination Fee (and only such amount) shall be the sole and exclusive remedy of the other Party; provided, however, in the case of an intentional breach of this Agreement the foregoing limitation shall not apply unless the Company has accepted a Termination Fee that was paid in accordance with the terms of this Agreement.
          7.3 Amendment. This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of the Company Shareholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval or authorization by the Company’s shareholders without such further approval or authorization. This Agreement may not be amended except by an instrument in writing signed by the Parties hereto.
          7.4 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein, to the extent permitted by applicable Law; provided, however, that after receipt of the Company Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders at a duly convened meeting of the Company’s shareholders called to obtain approval of such extension or waiver. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE 8
GENERAL PROVISIONS
          8.1 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time or otherwise by its terms survives the Effective Time, none of the covenants and agreements of the Parties contained this Agreement shall survive the Effective Time.
          8.2 Fees and Expenses. Subject to Section 7.2 and Section 5.13(e) hereof, whether or not the Merger is consummated, all fees and expenses incurred by the Parties hereto shall be borne solely and entirely by the Party which has incurred the same; provided, however, that all fees and expenses associated with filings made pursuant to the HSR Act shall be paid by Parent and all costs and expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement and the Form S-4 (including the applicable SEC filing fees) shall be shared equally between Parent and the Company.
          8.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the fifth Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows:
               If to Parent, Merger Sub or Merger LLC, addressed to it at:
AGL Resources Inc.
Ten Peachtree Place, NE
Atlanta, Georgia 30309
Tel: (404) 584-3000
Fax: (404) 584-3237
Attention: Paul R. Shlanta
               with a copy to (for information purposes only):
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Tel: (212) 259-8000
Fax: (212) 259-6333
Attention: William S. Lamb
                  Frederick J. Lark
               If to the Company, addressed to it at:
Nicor Inc.
1844 Ferry Road
Naperville, Illinois 60563
Tel: (630) 305-9500
Fax: (630) 983-3559
Attention: Paul C. Gracey, Jr.

               with a copy to (for information purposes only):
Latham & Watkins LLP
233 South Wacker Drive, Suite 5800
Chicago, Illinois 60606
Tel: (312) 876-7700
Fax: (312) 993-9767
Attention: Mark D. Gerstein
                  Richard S. Meller
          8.4 Certain Definitions. For purposes of this Agreement, the term:
     “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions restricting the relevant third party that has made an Acquisition Proposal that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements, except that the Company shall be permitted to enter into a less favorable confidentiality agreement, provided that the terms of the Confidentiality Agreements are deemed modified to the same extent.
     “Acquisition Proposal” means any offer or proposal concerning (a) a merger, consolidation or other business combination transaction, (b) a sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of a Person (including Equity Interests of a Subsidiary of such Person) or Subsidiaries of such Person representing 20% or more of the consolidated assets of such Person and its Subsidiaries, (c) an issuance (including by way of merger, consolidation, business combination or share exchange) of Equity Interests representing 20% or more of the voting power of such Person, or (d) any combination of the foregoing (in each case, other than the Merger).
     “affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.
     “Base Merger Consideration” means the sum of (a) the product of the Cash Consideration multiplied by the Shares (other than Dissenting Shares) plus (b) the amount of cash to be paid in lieu of fractional shares plus (c) the cash payable in respect of Dissenting Shares plus (d) the Total Stock Consideration. For purposes of this calculation, the cash payable in respect of Dissenting Shares shall be deemed to be $53.00.
     “Blue Sky Laws” means any state securities, “blue sky” or takeover law.
     “Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in Chicago, Illinois.
     “Cash-Out Amount” means the sum of the Cash Consideration and the Stock Consideration Cash Value.

     “Charter Amendment” means the amendment to the Amended and Restated Articles of Incorporation of Parent filed with Secretary of State of the State of Georgia to increase the number of directors that may serve on the Parent Board to 16 directors.
     “Code” means the Internal Revenue Code of 1986.
     “Company Material Adverse Effect” means any change, event or development that is materially adverse to the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, except to the extent that such change, event or development results from (and for the avoidance of doubt, any such change, event or development, to the extent resulting from the following, shall not be taken into account in determining whether there has been a Company Material Adverse Effect): (a) general economic or political, regulatory, financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein; (b) any change affecting any of the industries in which the Company and the Company Subsidiaries operate, including the international, national, regional or local wholesale or retail markets for natural gas or containerized shipping; (c) any change attributable to the execution of this Agreement or the announcement or pendency of the transactions contemplated hereby, including any litigation resulting therefrom; (d) actions taken pursuant to this Agreement or at the request of Parent; (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity; (f) any change in the market price for commodities; (g) any hurricane, earthquake, flood or other natural disasters or acts of God; (h) any change resulting from weather conditions or customer use patterns; (i) any adoptions, proposals, interpretations or changes in Laws after the date hereof or any interpretation thereof by any Governmental Entity; (j) changes in GAAP after the date hereof or any interpretations thereof by any Governmental Entity; (k) any failure by the Company to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to Parent and any Parent Representatives; or (l) any change in the price or trading volume of the Company Common Stock on the NYSE or any other market in which such securities are quoted for purchase and sale or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade; provided, that with respect to clauses (a), (b), (e), (f), (g), (h) and (i), such changes and matters do not have a material and disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole, as compared to the adverse impact such changes have generally on other Persons operating in comparable industries (in the case of clauses (a), (b), (e), (f), (g), (h) and (i)) and/or in the comparable geographic region (in the case of clauses (e), (f),(g) and (h)) or in the comparable regulatory jurisdiction (in the case of clause (i)) as the Company or the relevant Company Subsidiaries, and for the avoidance of doubt, for purposes of determining whether a Company Material Adverse Effect has occurred, only the disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole shall be considered; provided, further, that with respect to clauses (k) and (l), it is understood that the facts and circumstances giving rise to such failure or change shall not be excluded from the determination of whether there has been a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(j) of this definition.

     “Company Shareholder Meeting” means a duly convened meeting of the Company’s shareholders called to obtain the Company Shareholder Approval, or any valid adjournment or postponement thereof.
     “Contracts” means any agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, derivative, hedge, evidence of indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license, purchase and sales order and other legal commitment to which a Person is a party or to which the properties or assets of such Person are subject.
     “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or otherwise.
     “Environmental Laws” means all applicable Laws which (a) regulate or relate to the protection or clean up of the environment, the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Substances, or the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.
     “Environmental Permits” means all Company Permits or Parent Permits, as applicable, required under any applicable Environmental Law.
     “Equity Interest” means any share, capital stock, partnership, membership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefore.
     “ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any Company Subsidiary or Parent or any Parent Subsidiary, as applicable, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.
     “Exchange Act” means the Securities Exchange Act of 1934.
     “FERC” means the Federal Energy Regulatory Commission.
     “Financing Failure” means either (i) the Financing and any Alternative Financing are not available or (ii) neither the proceeds of the Financing nor the proceeds of any Alternative Financing have been received by Parent and/or Merger Sub and Parent and Merger Sub are otherwise in compliance with Section 5.13, in each case, by the end of the Marketing Period.

     “Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements in connection with the Commitment Letter or alternative debt financings in connection with the transactions contemplated hereby, including the Lenders and the Arranger (as defined in the Commitment Letter), and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their affiliates, and their and their affiliates’ respective officers, directors, employees, agents and representatives involved in the Financing and their successors and assigns.
     “GAAP” means generally accepted accounting principles as applied in the United States.
     “Governmental Entity” means any national, federal, state, county, municipal or local government, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, whether domestic or foreign.
     “Hazardous Substances” means any pollutant or contaminant, any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws because of its dangerous, hazardous or deleterious characteristics, including without limitation, any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
     “Intellectual Property” means all (a) U.S. and foreign patents and patent applications, (b) U.S. and foreign trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) U.S. and foreign copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, and (d) trade secrets and other rights in know-how and confidential or proprietary information.
     “IRS” means the United States Internal Revenue Service.
     “Joint Proxy Statement” means a proxy statement relating to the adoption and approval of this Agreement by the Company’s shareholders and the approval of the Share Issuance by Parent’s shareholders.
     “knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed in Exhibit A hereto and (ii) with respect to the Parent, the actual knowledge of the individuals listed in Exhibit B hereto.
     “Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

     “Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.
     “Marketing Period” means the first period of twenty (20) consecutive Business Days after the date hereof throughout which (a) Parent and Merger Sub shall have the Required Financial Information and (b) the conditions set forth in Section 6.1 shall have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided, however, that if the Marketing Period has not ended on or prior to December 17, 2011, the Marketing Period shall not be deemed to have commenced until January 4, 2012 for any purposes hereunder; and provided, further, that the Marketing Period shall not include (x) any black-out period imposed by Parent or by applicable Law or (y) any day from and including (A) December 17, 2010 through and including January 3, 2011, (B) August 19, 2011 through and including September 5, 2011, (C) November 18, 2011 through and including November 28, 2011 or (D) December 16, 2011 through and including January 2, 2012. Without limiting the generality of the foregoing, the Marketing Period shall not be deemed to have commenced if, prior to completion of the Marketing Period, (i) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company SEC Documents, (ii) the Company shall have publicly announced any intention to restate any financial information included in the Required Financial Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed and the Company SEC Documents have been amended or the Company has determined that no restatement shall be required, (iii) the Company shall not have timely filed any Company SEC Documents, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such delinquency is cured, or (iv) the financial statements included in the Required Financial Information that is available to Parent on the first day of any such twenty (20) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such twenty (20) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Financial Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive Business Day period.
     “Material Adverse Term” means any term or condition of any Final Order that would, individually or in the aggregate with other such terms and conditions, reasonably be expected to have a Utility Material Adverse Effect, a Company Material Adverse Effect or a Parent Material Adverse Effect; provided that for purposes of determining whether any such term or condition has either a Parent Material Adverse Effect or a

Company Material Adverse Effect, Parent and its Subsidiaries, taken as a whole, and the Company and its Subsidiaries, taken as a whole, shall be deemed to be a consolidated group of entities that are qualitatively and quantitatively equivalent to Nicor Gas, determined after giving effect to any such term or condition but before giving effect to the Merger and the Subsequent Merger, and provided, further, that for purposes of determining whether any such term or condition has a Utility Material Adverse Effect, the adverse impact of any term or condition imposed on any of Parent, the Company or any of their respective Subsidiaries (other than Nicor Gas) shall be deemed to have been imposed on Nicor Gas.
     “NYSE” means the New York Stock Exchange.
     “Parent Closing Share Price” means the Volume-Weighted Average Price, rounded to four decimal points, of one share of Parent Common Stock on the NYSE for the Business Day immediately preceding the Effective Time.
     “Parent Material Adverse Effect” means any change, event or development that is materially adverse to the business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole; except to the extent that such change, event or development results from (and for the avoidance of doubt, any such change, event or development, to the extent resulting from the following, shall not be taken into account in determining whether there has been a Parent Material Adverse Effect): (a) general economic or political, regulatory, financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein; (b) any change affecting any of the industries in which Parent and the Parent Subsidiaries operate; (c) any change attributable to the execution of this Agreement or the announcement or pendency of the transactions contemplated hereby, including any litigation resulting therefrom; (d) actions taken pursuant to this Agreement or at the request of the Company; (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity; (f) any change in the market price for commodities; (g) any hurricane, earthquake, flood or other natural disasters or acts of God; (h) any change resulting from weather conditions or customer use patterns; (i) any adoptions, proposals, interpretations or changes in Laws after the date hereof or any interpretation thereof by any Governmental Entity; (j) changes in GAAP after the date hereof or any interpretations thereof by any Governmental Entity; (k) any failure by Parent to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to the Company and any Company Representatives; or (l) any change in the price or trading volume of the Parent Common Stock on the NYSE or any other market in which such securities are quoted for purchase and sale or any suspension of trading in securities generally on any securities exchange on which any securities of Parent trade; provided, that with respect to clauses (a), (b), (e), (f), (g), (h) and (i), such changes and matters do not have a material and disproportionate adverse impact on Parent and the Parent Subsidiaries, taken as a whole, as compared to the adverse impact such changes have generally on other Persons operating in comparable industries (in the case of clauses (a), (b), (e), (f), (g), (h) and (i)) and/or in the comparable geographic region (in the case of clauses (e), (f), (g) and (h)) or in the comparable regulatory jurisdiction (in the case of clause (i)) as Parent or the relevant Parent Subsidiaries, and for the avoidance of doubt, for purposes of determining whether a Parent Material Adverse Effect has occurred, only the disproportionate adverse impact on Parent and the Parent Subsidiaries, taken as a whole shall be considered; provided, further, that with respect to clauses (k) and (l), it is understood that the facts and circumstances giving rise to such failure or change shall not be excluded from the determination of whether there has been, a Parent Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(j) of this definition.
     “Parent Signing Share Price” means $37.13.
     “Parent Superior Proposal” means a bona fide written Acquisition Proposal (except that all references therein to “20%” shall be deemed to be a reference to “50%” and all references therein to “Person” shall be deemed to be a reference to “Parent”) made by a third party which the Parent Board determines in good faith (after consultation with its financial advisors and outside counsel), taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the Person making the proposal, that (a) is reasonably likely to be consummated on the terms proposed, (b) to the extent financing is required, such financing is then fully committed or reasonably capable of being obtained and (c) is otherwise on terms that the Parent Board has determined are more favorable to Parent than the Merger.
     “Parties” means Parent, Merger Sub, Merger LLC and the Company.
     “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).
     “Release” means any release, pumping, pouring, emptying, injecting, escaping, leaching, migrating, dumping, leak, seepage, spill, flow, discharge, disposal, or emission.
     “Required Financial Information” means, as of any date, (a) the audited consolidated financial statements of the Company for each of the three fiscal years ending at least 95 days prior to the Closing Date, prepared in accordance with Regulation S-X, (b) the unaudited consolidated financial statements for any interim period or periods of the Company and the related unaudited statements of income and cash flows, which shall have been reviewed by the independent accountants of the Company as provided under SAS 100, (c) financial information related to the Company reasonably requested in writing (including such requests made after the provision of the financial statements described in clauses (a) and (b) above) by Parent as promptly as reasonably practicable, which information is reasonably necessary for Parent to produce the pro forma financial statements required under Regulation S-X under the Securities Act for a public capital markets offering, and (d)(i) such other financial data and pertinent information regarding the Company and the Company Subsidiaries required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (including pro forma financial information, provided that it is understood that assumptions underlying the pro forma adjustments to be made are the responsibility of Parent) in connection with a registered offering of nonconvertible debt securities to consummate the offering of secured or unsecured senior notes and/or senior subordinated notes, made on any date during the relevant period and specified in writing by Parent to the Company, and (ii) such other information and data as are otherwise necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (i) of this definition (including “negative assurance” comfort) from the independent auditors of the Company and the Company Subsidiaries on any date during the relevant period; provided, however, that if the Company shall in good faith reasonably believe it has delivered the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Required Financial Information shall be deemed to have been delivered on the first Business Day after the date of such notice unless Parent in good faith reasonably determines the Company has not completed delivery of the Required Financial Information and, within three Business Days of the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Financial Information that Parent reasonably believes the Company has not delivered).
     “SEC” means the U.S. Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933.
     “Share Issuance” means the issuance of Parent Common Stock constituting the Stock Consideration pursuant to the terms and subject to the conditions of this Agreement.
     “Significant Company Subsidiaries” means Birdsall, Inc., Nicor Enerchange L.L.C., Nicor Energy Ventures Company, Nicor Gas, Nicor Services Company, Seven Seas Insurance Company, Inc. and Tropical Shipping and Construction Company Limited.
     “Significant Parent Subsidiaries” means AGL Capital Corporation, AGL Services Company, Atlanta Gas Light Company, Chattanooga Gas Company, Georgia Natural Gas Company, SouthStar Energy Services LLC, Golden Triangle Storage, Inc., Pivotal Utility Holdings, Inc., Pivotal Jefferson Island Storage & Hub, LLC, Jefferson Island Storage & Hub, LLC, Sequent Energy Management, LP, and Virginia Natural Gas, Inc..
     “Stock Consideration Cash Value” means the product of the Exchange Ratio and the Parent Closing Share Price.
     “Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the Equity Interests representing the right to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

     “Superior Proposal” means a bona fide written Acquisition Proposal (except that all references therein to “20%” shall be deemed to be a reference to “50%” and all references therein to “Person” shall be deemed to be a reference to “the Company or Nicor Gas”) made by a third party which the Company Board determines in good faith (after consultation with its financial advisors and outside counsel) to be more favorable to the Company than the Merger after taking into account, among other things: (i) the financial considerations and financial aspects of the Acquisition Proposal and the Merger, (ii) strategic considerations, including whether such Acquisition Proposal is more favorable from a long-term strategic standpoint, (iii) legal and regulatory considerations of such Acquisition Proposal and the Merger, (iv) the identity of the third party making such Acquisition Proposal, (v) the conditions and likelihood of completion of such Acquisition Proposal as compared to the Merger (taking into account any necessary regulatory approvals), (vi) whether such Acquisition Proposal is likely to impose material obligations on the Company (or the post-closing entity in which the Company’s shareholders will hold securities) in connection with obtaining necessary regulatory approvals, and (vii) whether such Acquisition Proposal is subject to a financing condition and the likelihood of such Acquisition Proposal being financed.
     “Tax Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection or imposition of any Tax.
     “Tax Return” means any report, return (including information return), claim for refund, election, notice, estimated tax filing, declaration, request, or other statement or document (including any related or supporting information) supplied to or required to be filed with any Tax Authority with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendments thereof.
     “Taxes” means (a) all taxes, charges, fees, duties, customs, tariffs, imposts, payments in lieu, levies, penalties or other assessments or charges in the nature of a tax or any other similar payment imposed by any Tax Authority, whether payable by reason of contract, assumption, transferee liability, operation of Law, closing agreement entered into with a Tax Authority, or otherwise, including, but not limited to, income, license, recording, occupation, environmental, customs duties, single business, margin, unemployment, disability, mortgage, inventory, alternative or add-on minimum, profits, receipts, excise, property, sales, use, transfer, franchise, payroll, withholding, social security, estimated or other taxes or any other similar payment or similar items or fees, and (b) any interest, penalty, fine or addition to any of the foregoing, whether disputed or not.
     “Total Stock Consideration” means the product of the Parent Signing Share Price multiplied by the aggregate number of shares of Parent Common Stock to be issued pursuant to this Agreement.
     “Utility Material Adverse Effect” means any change, event or development that is materially adverse to the business, financial condition or results of operations of Nicor Gas except to the extent that such change, event or development results from (and for the avoidance of doubt, any such change, event or development, to the extent resulting from the following, shall not be taken into account in determining whether there has been a Utility Material Adverse Effect): (a) general economic or political, regulatory, financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein; (b) any change affecting any of the industries in which Nicor Gas operates, including the international, national, regional or local wholesale or retail markets for natural gas or containerized shipping; (c) any change attributable to the execution of this Agreement or the announcement or pendency of the transactions contemplated hereby, including any litigation resulting therefrom; (d) actions taken pursuant to this Agreement or at the request of Parent; (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity; (f) any change in the market price for commodities; (g) any hurricane, earthquake, flood or other natural disasters or acts of God; (h) any change resulting from weather conditions or customer use patterns; (i) any adoptions, proposals, interpretations or changes in Laws after the date hereof or any interpretation thereof by any Governmental Entity; (j) changes in GAAP after the date hereof or any interpretations thereof by any Governmental Entity; (k) any failure by Nicor Gas to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to Parent and any Parent Representatives; or (l) any change in the price or trading volume of the common stock of Nicor Gas on the NYSE or any other market in which such securities are quoted for purchase and sale or any suspension of trading in securities generally on any securities exchange on which any securities of Nicor Gas trade; provided, that with respect to clauses (a), (b), (e), (f), (g), (h) and (i), such changes and matters do not have a material and disproportionate adverse impact on Nicor Gas, as compared to the adverse impact such changes have generally on other Persons operating in comparable industries (in the case of clauses (a), (b), (e), (g), (h) and (i)) and/or in the comparable geographic region (in the case of clauses (e), (f), (g) and (h)) or in the comparable regulatory jurisdiction (in the case of clause (i)) as Nicor Gas, and for the avoidance of doubt, for purposes of determining whether a Utility Material Adverse Effect has occurred, only the disproportionate adverse impact on Nicor Gas shall be considered; provided, further, that with respect to clauses (k) and (l), it is understood that the facts and circumstances giving rise to such failure or change shall not be excluded from the determination of whether there has been a Utility Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(j) of this definition.
     “Volume-Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on the applicable national securities exchange or in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York City time, and ending at 4:00 p.m., New York City time, on any trading day, as reported by Bloomberg Financial Markets, or any successor thereto, through its “Volume at Price” function, subject to appropriate adjustments for any stock dividend, stock split or other similar transactions that occur during such period. If the Volume-Weighted Average Price cannot be calculated for such security on such date on any of the foregoing bases, the Volume-Weighted Average Price of such security on such date shall be the fair market value as mutually agreed upon by Parent and the Company.

          8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Adjustment”	Section 2.1(f)
“Agreement”	Preamble
“Alternative Acquisition Agreement”	Section 5.4(d)
“Alternative Financing”	Section 5.13(c)
“Articles of Merger”	Section 1.2
“Benefit Protection Period”	Section 5.9(a)
“Book-Entry Shares”	Section 2.2(b)
“Cash Consideration”	Section 2.1(a)
“Certificate”	Section 2.1(b)
“Change of Company Board Recommendation”	Section 5.4(a)
“Change of Parent Board Recommendation”	Section 5.2(e)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Commitment Letter”	Section 4.18(b)
“Company”	Preamble
“Company Benefit Plan”	Section 3.12(a)
“Company Board”	Recitals
“Company Board Recommendation”	Section 5.2(d)
“Company Bylaws”	Section 3.1(b)
“Company Charter”	Section 3.1(b)
“Company Common Stock”	Section 3.2(a)
“Company Designee”	Section 5.20
“Company Disclosure Letter”	Article 3

“Company Employees”	Section 5.9(a)
“Company Equity Plans”	Section 2.4(a)
“Company Financial Statements”	Section 3.7(b)
“Company Insurance Policies”	Section 3.22
“Company Leased Real Property”	Section 3.16(b)
“Company Options”	Section 2.4(a)
“Company Owned Real Property”	Section 3.16(a)
“Company Permits”	Section 3.6(a)
“Company Preference Stock”	Section 3.2(a)
“Company Preferred Stock”	Section 3.2(a)
“Company Real Property”	Section 3.16(c)
“Company Real Property Lease”	Section 3.16(b)
“Company Real Property Rights”	Section 3.16(c)
“Company Representatives”	Section 5.3(a)
“Company Required Governmental Approvals”	Section 3.5
“Company Scheduled Contract”	Section 3.14(b)
“Company SEC Documents”	Section 3.7(a)
“Company Shareholder Approval”	Section 3.3(c)
“Company Subsidiary”	Section 3.1(c)
“Company Tax Certificates”	Section 5.18(d)
“Company Termination Fee”	Section 7.2(b)(i)
“Company Trading Guidelines”	Section 3.24
“Confidentiality Agreements”	Section 5.3(c)
“CPUC”	Section 3.5(c)
“D&O Insurance”	Section 5.11(b)

“Dissenting Shares”	Section 2.4
“Effective Time”	Section 1.2
“ERISA”	Section 3.12(a)
“ESPP”	Section 2.6
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(a)
“Exchange Ratio”	Section 2.1(a)
“Extended Outside Date”	Section 7.1(b)
“FCC”	Section 3.5
“Final Order”	Section 6.1(d)
“Financing”	Section 4.18(b)
“Financing Failure Fee”	Section 7.2(c)(iii)
“Form S-4”	Section 3.11
“IBCA”	Recitals
“ICC”	Section 3.5
“Illinois Statutes”	Section 3.5
“Initial Outside Date”	Section 7.1(b)
“Lenders”	Section 4.18(b)
“LLC Act”	Recitals
“Merger”	Recitals
“Merger Consideration”	Section 2.1(b)
“Merger LLC”	Preamble
“Merger Sub”	Preamble
“Multiemployer Plan”	Section 3.12(f)
“Net Commitment Letter”	Section 5.13(b)

“Net Company Position”	Section 3.24
“Net Parent Position”	Section 4.23
“New Price Date”	Section 2.5
“NGA”	Section 3.25(a)
“Nicor Gas”	Section 3.5
“Nicor Gas SEC Documents”	Section 3.7(a)
“Option Payments”	Section 2.4(a)
“Parent”	Preamble
“Parent Alternative Acquisition Agreement”	Section 5.5(d)
“Parent Benefit Plan”	Section 4.12(a)
“Parent Board”	Recitals
“Parent Board Recommendation”	Section 5.2(e)
“Parent Common Stock”	Section 4.2(a)
“Parent Disclosure Letter”	Article 4
“Parent Financial Statements”	Section 4.7(b)
“Parent Permits”	Section 4.6(a)
“Parent Preferred Stock”	Section 4.2(a)
“Parent Representatives”	Section 5.3(a)
“Parent Shareholder Meeting”	Section 5.2(e)
“Parent SEC Documents”	Section 4.7(a)
“Parent Shareholder Approval”	Section 4.3(b)
“Parent Subsidiary”	Section 4.2(c)
“Parent Subsidiary Issuers”	Section 4.7(a)
“Parent Subsidiary SEC Documents”	Section 4.7(a)
“Parent Tax Certificates”	Section 5.18(e)

“Parent Termination Fee”	Section 7.2(c)(i)
“Parent Trading Guidelines”	Section 4.23
“PBGC”	Section 3.12(e)
“PUHCA 2005”	Section 3.25(a)
“Restricted Stock”	Section 2.5(b)
“RSU”	Section 2.5(c)
“Sarbanes-Oxley Act”	Section 3.7(a)
“Section 16”	Section 5.14
“Shares”	Section 2.1(a)
“Stock Consideration”	Section 2.1(a)
“Subsequent Merger”	Recitals
“Surviving Company”	Section 1.3(a)
“Surviving Corporation”	Section 1.1(a)
“Termination Fees”	Section 7.2(c)(iii)
“Transfer”	Section 5.15
“Transfer Taxes”	Section 5.17
“Transition Committee”	Section 5.23
          8.6 Headings. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
          8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

          8.8 Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Letter and Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreements constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.
          8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. Any assignment in violation of the preceding sentence shall be void.
          8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than any Persons entitled to indemnification under the provisions of Section 5.11 (Indemnification of Directors and Officers), with respect to such provisions, who shall be entitled to enforce their rights under this Agreement as third-party beneficiaries. Notwithstanding the foregoing, (i) following the Effective Time, the provisions of Article 2 shall be enforceable by the holders of Certificates; and (ii) the Financing Sources are hereby made third party beneficiaries of Sections 8.12(b), 8.12(c) and 8.15. Sections 8.12(b), 8.12(c) and 8.15 of this Agreement (and the related definitions and other provisions of this Agreement to the extent a modification or waiver or termination would serve to modify the substance or provisions of such Sections) may not be modified, waived or terminated in a manner that impacts or is adverse in any material respect to the Financing Sources without the prior written consent of the Arranger (as defined in the Commitment Letter), on behalf of the Financing Sources, and shall survive any termination of this Agreement.
          8.11 Mutual Drafting; Interpretation. Each Party hereto has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to

“$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Disclosure of any item on the Company Disclosure Letter or the Parent Disclosure Letter by reference to any particular Section or Subsection of this Agreement shall be deemed to constitute disclosure with respect to any other Section or Subsection of this Agreement if the relevance of such disclosure to such other Section or Subsection is reasonably apparent from such disclosure or the context in which such disclosure is made. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References in this Agreement to any agreement, instrument, statute, rule or regulation are to the agreement, instrument, statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation including any successor to said section. References to a Person are also to its successors and permitted assigns. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.
          8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.
               (a) Except to the extent the IBCA is mandatorily applicable to the Merger and the Subsequent Merger, this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
               (b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court from thereof in the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware and any appellate court from any thereof), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court located in Delaware. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any Party to this

Agreement to serve process in any other manner permitted by Law. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim or any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source (including, without limitation, the Arranger (as defined in the Commitment Letter)) in any way relating to this Agreement or any of the transactions contemplated by this Agreement or the Financing, including but not limited to any dispute arising out of relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof); provided, however, that for purposes of any action or claim referred to in this sentence, the interpretation of the definition of Acquired Business Material Adverse Effect and Company Material Adverse Effect (each, as defined in the Commitment Letter), in each case, as set forth the Commitment Letter, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
               (c) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE COMMITMENT LETTER OR THE FINANCING OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).
          8.13 Counterparts. This Agreement may be executed in two or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
          8.14 Specific Performance.
               (a) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that each Party hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond or other undertaking in connection with such remedy), this being in addition to, and not exclusive of, any other remedy to which they are entitled at law or in equity. Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the Parties hereby further acknowledge and agree that prior to the Closing, each Party shall be entitled to seek specific performance (i) to enforce specifically the terms and provisions of, and to prevent or cure breaches of, Section 5.6 and Section 5.13; (ii) if (A) all conditions in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived and (B) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, to cause Parent and/or Merger Sub to draw down the full amount of the Financing and (iii) to prevent or cure breaches of this Agreement by the other Party and/or to enforce specifically the terms and provisions of this Agreement, including to cause the other Party to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement. Each Party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.
               (b) The Parties further agree that (x) the seeking of the remedies provided for in Section 8.14(a) shall not in any respect constitute a waiver by any Party seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.2, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 8.14(a) are not available or otherwise are not granted, and (y) nothing set forth in this Agreement shall require a Party to institute any proceeding for (or limit a Party’s right to institute any proceeding for) specific performance under Section 8.14(a) prior or as a condition to exercising any termination right under Article 7 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to Section 8.14(a) or anything set forth in this Section 8.14(b) restrict or limit a Party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement that may be available then or thereafter.
          8.15 Sole and Exclusive Remedy. Notwithstanding anything in this Agreement to the contrary, the sole and exclusive remedy of the Company (whether at law, in equity, in contract, in tort or otherwise) against the Financing Sources for any Financing Failure shall be to terminate this Agreement as provided in Section 7.1(j) and receive payment of the Financing Failure Fee and upon payment of the Financing Failure Fee none of the Financing Sources will have any liability to the Company, its affiliates or any other Person relating to or arising out of this Agreement, the Commitment Letter or otherwise, whether at law, or equity, in contract, in tort or otherwise, and no Person will have any rights or claims against any of the Financing Sources hereunder or thereunder. In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement against the Financing Sources, and in no event shall any Financing Source be liable for or obligated to pay consequential, special, multiple, punitive or exemplary damages including, but not limited to, damages arising from loss of profits, business opportunities or goodwill in respect of any breach or failure to comply with this Agreement or in respect of any of the transactions contemplated hereby (including the Financing and the Commitment Letter).

     IN WITNESS WHEREOF, Parent, Merger Sub, Merger LLC and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AGL Resources Inc.
By:	/s/ John W. Somerhalder, II
John W. Somerhalder, II
Chairman, President and Chief Executive Officer

Apollo Acquisition Corp.
By:	/s/ John W. Somerhalder, II
John W. Somerhalder, II
President

Ottawa Acquisition LLC
By:	/s/ Andrew W. Evans
Andrew W. Evans
Manager

Nicor Inc.
By:	/s/ Russ M. Strobel
Russ M. Strobel
Chairman, President and Chief Executive Officer

Exhibit A
List of Knowledge Persons — Company
Russ M. Strobel
Richard L. Hawley
Daniel R. Dodge
Neil J. Maloney
Rocco J. D’Alessandro
Rick Murrell
Douglas M. Ruschau
Jill Kelley

Exhibit B
List of Knowledge Persons — Parent
John Somerhalder
Andrew Evans
Melanie Platt
Henry Linginfelter
Ralph Cleveland
Peter Tuminello
Steve Cave
David Slovensky
William Palmer